

07054066

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1

TO

FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

FIRST NATIONAL CORPORATION OF WYNNE
(Exact Name of Issuer as Specified in Its Charter)

ARKANSAS
(State of Incorporation)

528 East Merriman, Wynne, Arkansas 72396
870/238-2361
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Offices)

Mr. Harold W. Hardwick
First National Corporation of Wynne
528 East Merriman, Wynne, Arkansas 72396
870/238-2361
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6022
(Primary Standard Industrial Classification Code Number)

71-0605503
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. _X

PART I
NOTIFICATION

Item 1. Significant Parties.

(a) and (b) List the full names and business and residential addresses, as applicable, for the Issuer's directors and officers:

Name	Residence Address	Business Address
Harold W. Hardwick President; Director President and CEO of Subsidiary Bank and Director	1605 E. Hamilton Wynne, AR 72396	P. O. Box 249 Wynne, AR 72396
John Ed Gregson Director	11807 Horseshoe Circle Wynne, AR 72396	528 East Merriman Wynne, AR 72396
Bobby Caldwell Director	1112 Oakwood Drive Wynne, AR 72396	P.O. Box 789 Wynne, AR 72396
Danny Clements Director	2106 Crafts Lane Jonesboro, AR 72401	2106 Crafts Lane Jonesboro, AR 72401
Stephen B. Meyer, Jr. Director	1111 Oakwood Drive Wynne, AR 72396	P.O. Box 1045 Wynne, AR 72396
Clarence Bryan Moery, Jr. Director	1600 Hamilton Wynne, AR 72396	P.O. Box 1025 Wynne, AR 72396
W.D. Stewart, Jr. Director	1105 Hwy 64 East Wynne, AR 72396	P.O. Box 554 Wynne, AR 72396
Paul Hall Officer of Subsidiary Bank	1763 Peterson Road Wynne, AR 72396	428 East Merriman Wynne, AR 72396

(c) List the full names and business and residential addresses, as applicable, for the Issuer's general partners:

Not applicable.

(d) List the full names and business and residential addresses, as applicable, for the record owners of 5% or more of any class of the Issuer's equity securities:

Doyl E. and Aletha A. Brown
1314 E. Hamilton
Wynne, Arkansas 72396

The First National Bank of Wynne
Employee Stock Ownership Plan
c/o Trust Dept.
P.O. Box 129
Wynne, Arkansas 72396

(e) List the full names and business and residential addresses, as applicable, for the beneficial owners of 5% or more of any class of the Issuer's equity securities:

See (d) above.

(f) List the names and business and residential addresses, as applicable, for the promoters of the Issuer.

Not applicable.

(g) List the full names and business and residential addresses, as applicable, for the affiliates of the Issuer:

The Company's sole affiliate is its subsidiary bank, The First National Bank of Wynne, Wynne, Arkansas, which has the same address as the Company, and to the extent they are considered affiliates under Rule 405, see names of officers and directors of the Issuer in response to items (a) and (b) above.

(h) List the full names and business and residential addresses, as applicable, for the counsel to the Issuer with respect to the proposed offering:

Gerrish McCreary Smith, PC
700 Colonial, Suite 200
Memphis, Tennessee 38117
Attn: Robert L. Ducklo III

(i) List the full names and business and residential addresses, as applicable, for each underwriter with respect to the proposed offering:

Not applicable.

(j) List the full names and business and residential addresses, as applicable, for the underwriter's directors:

Not applicable.

(k) List the full names and business and residential addresses, as applicable, for the underwriter's officers:

Not applicable.

(l) List the full names and business and residential addresses, as applicable, for the underwriter's general partners:

Not applicable.

(m) List the full names and business and residential addresses, as applicable, for the counsel to the underwriter:

Not applicable.

Item 2. Application of Rule 262.

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales.

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered.

(a) None.

(b) The Common Stock to be offered by the Issuer in its Dividend Reinvestment Plan will be offered to the Issuer's existing security holders, who reside in the states of Arizona, Arkansas, California, Colorado, District of Columbia,

Florida, Georgia, Oklahoma, Louisiana, Michigan, Mississippi, Missouri, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, and Virginia. The Dividend Reinvestment Plan and any shares of Common Stock sold by the Issuer to such plan are being offered to existing security holders of the Issuer by delivery of the final Offering Circular by United States Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year.

None.

Item 6. Other Present or Proposed Offerings.

The Issuer, as a bank holding company, is continuously reviewing opportunities for the acquisition of other banks and/or bank holding companies which might be acquired with cash or common stock of the Issuer. No offer has been made to acquire an entity for common stock of the Issuer, and the Board of Directors is not presently contemplating an offer of such common stock.

Item 7. Marketing Arrangements.

None.

Item 8. Relationship With Issuer of Experts Named in Offering Statement.

Not applicable.

Item 9. Use of a Solicitation of Interest Document.

None.

AVAILABLE INFORMATION

The Company intends to make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information. The Company will not be required to file periodic reports with the Securities and Exchange Commission as a result of this offering.

PART II - OFFERING CIRCULAR

OFFERING CIRCULAR

FIRST NATIONAL CORPORATION OF WYNNE
DIVIDEND REINVESTMENT PLAN

40,000 shares of Common Stock
$0.01 par value per share

TO THE STOCKHOLDERS OF FIRST NATIONAL CORPORATION OF WYNNE:

We are pleased to provide you this Offering Circular describing the First National Corporation of Wynne Dividend Reinvestment Plan (the "Plan") for the stockholders of First National Corporation of Wynne (the "Company"). The Plan offers our stockholders who own common stock the opportunity to automatically reinvest the cash dividends from your First National Corporation of Wynne Common Stock (the "Common Stock") in the purchase of additional shares of the Common Stock. No brokerage commissions, fees or service charges will be paid by stockholders participating in the Plan for purchases made under the Plan. Investment in the Common Stock of the Company may involve certain risks. See "Risk Factors."

Dividends will be reinvested on a semi-annual basis as paid. The Plan will purchase shares of Common Stock from the Company as described herein.

You may enroll in the Plan by completing the enclosed Authorization Form and returning it to The First National Bank of Wynne, Attention: Dividend Reinvestment Plan Administrator. Stockholders enrolled in the Plan will continue in the Plan unless they notify the Plan Administrator in writing that they wish to withdraw from participation.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends by check, if and when such dividends are declared.

Additional information about the Plan is provided in question and answer form in this Prospectus. Should additional questions arise, please contact us.

Sincerely,

Harold W. Hardwick
President

This Offering Circular relates to 40,000 shares of Common Stock of the Company, $0.01 par value per share, registered for sale under the Plan. Please retain this Offering Circular for future reference.

FIRST NATIONAL CORPORATION OF WYNNE
528 East Merriman
Wynne, Arkansas 72396
(870) 238-2361

40,000 Shares of Common Stock

All the shares of Common Stock offered hereby are being sold by First National Corporation of Wynne (the "Company"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Company does not intend to list the Common Stock on any securities exchange or quotation system. The offering price will be determined as set forth in the Dividend Reinvestment Plan, attached hereto as Exhibit A. It is anticipated that approximately 40,000 shares will be offered.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The shares of Common Stock of the Company offered hereby do not represent deposits of First National Bank of Wynne and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to the Company (1)(2)
Per Share	$ (1)	$ None	$ (1)
Total	$ (1)	$ None	$ (1)

(1) Authorized unissued shares of the Company's Common Stock purchased through the Plan from the Company will be purchased at the "calculated market value," which will be calculated pursuant to the book value of the Company excluding gains or losses in the Company's available-for-sale securities. The book value (excluding gains or losses in the Company's available-for-sale securities) of the Company as of the end of the first calendar quarter or the end of the third calendar quarter, as applicable, will be the purchase price per share for the dividend paid in the month following the calendar year end or the end of the first two calendar quarters. See "PURCHASES".

(2) Before deducting expenses of this offering, including legal, accounting, printing and mailing expenses, which are estimated to be approximately $2,500.

The date of this Offering Circular is _____________, 2007

TABLE OF CONTENTS

This Offering Circular contains all of the representations by the Company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

This Offering Circular, together with financial statements and other attachments, consists of a total of ___ pages.

AVAILABLE INFORMATION

First National Corporation of Wynne's principal executive offices are located at 528 East Merriman, Wynne, Arkansas 72396, and its telephone number is (870) 238-2361.

The Company has filed with the Securities and Exchange Commission a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Common Stock offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission.

The Offering Statement may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Copies of such material also may be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Washington, DC 20549.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Offering Circular.

The Company

First National Corporation of Wynne (the "Company"), an Arkansas corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is the bank holding company which owns all the issued and outstanding stock of First National Bank of Wynne (the "Bank"). See "INFORMATION REGARDING THE COMPANY."

The Bank

The Bank is a national banking association headquartered in Wynne, Arkansas. The Bank engages in commercial banking and related businesses from its main office in Wynne and branches in Forrest City, Cherry Valley, Harrisburg and Wynne, Arkansas. See "INFORMATION REGARDING THE COMPANY - BUSINESS AND COMPETITION."

Common Stock

The Company is offering up to 40,000 shares of its Common Stock, par value $0.01 per share (the "Common Stock"), to stockholders of the Company pursuant to voluntary participation by the stockholders in the Company's Dividend Reinvestment Plan. As of April 30, 2007, the Company has issued 20,330.0764 shares under the Dividend Reinvestment Plan. The Company may issue up to 19,669.9236 additional shares under the Dividend Reinvestment Plan in the future. Purchases of the Common Stock by the Plan in the month following the payment of any dividend will be at a price equal to the per share book value (excluding gains or losses in the Company's available for sale securities) of the Company at the end of the previous calendar year or the end of the first two calendar quarters, as applicable, multiplied by the ratio of the appraised price per share from the most recently available previous annual appraisal as of year end to the book value per share of the Company at the most recent year end. See "INFORMATION REGARDING THE COMPANY - DESCRIPTION OF COMMON STOCK" and "DIVIDEND REINVESTMENT PLAN - PURCHASES."

Dividend Reinvestment Plan

The Company is offering a Dividend Reinvestment Plan (the "Plan") to its stockholders as a convenient way to invest their cash dividends in shares of Common Stock of the Company. See "DIVIDEND REINVESTMENT PLAN."

Use of Proceeds

The net proceeds from the sale of any Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investment in, extensions of credit or advances to, the Company's banking subsidiary. See "INFORMATION REGARDING THE COMPANY - USE OF PROCEEDS."

Participation

A stockholder of the Company who desires to participate in the Dividend Reinvestment Plan should complete the Authorization Form for Dividend Reinvestment Plan as set forth in Appendix II to this Offering Circular. See "DIVIDEND REINVESTMENT PLAN - PARTICIPATION."

Risk Factors

A stockholder of the Company considering participation in the Plan should review the risk factors associated with investment in the Common Stock of the Company. **Shares of Common Stock of the Company do not represent deposits in the Bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency. See "Risk Factors."**

(Remainder of page intentionally left blank.)

DIVIDEND REINVESTMENT PLAN

The provisions of the First National Corporation of Wynne Dividend Reinvestment Plan (the "Plan") are discussed in question and answer form below. Holders of shares of First National Corporation of Wynne (the "Company") Common Stock (the "Common Stock") who do not wish to participate in the Plan will continue to receive cash dividends by check, if and when declared, as in the past. Stockholders owning shares of the Company's Common Stock who do wish to participate in the Plan will need to provide the Company an Authorization Form as discussed below.

The following description does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Plan, a copy of which is attached as Appendix I to this Offering Circular and is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

PURPOSE

1. **What is the purpose of the Plan?** The purpose of the Plan is to provide owners of the Company's Common Stock with a convenient way to invest cash dividends in shares of Common Stock without any deduction for brokerage commissions, service charges or other expenses.

   The Plan provides that original issue shares of Common Stock will be purchased from the Company for the accounts of participants whereby the Company would receive additional funds for general corporate purposes.

ADVANTAGES

2. **What are the advantages of the Plan?** The participants in the Plan may:

   - Invest dividends on all or a part of the shares of the Company's Common Stock registered in their names automatically without specifically having to take action at each dividend payment date.
   - Invest the full amount of dividends since the Plan permits fractional interests in the shares of Common Stock held in the Plan.
   - The individual stockholders will not incur any brokerage fees and commissions for purchases under the Plan.
   - Avoid cumbersome safekeeping requirements through the free custodial service for shares purchased through the Plan.
   - Avoid record keeping cost and inconvenience through the free reporting provisions of the Plan.

PARTICIPATION

3. **Who is eligible to participate?** All record holders of shares of the Company's Common Stock are eligible to participate in the Plan. Stockholders eligible to participate who wish to participate with respect to less than all of their shares may do so by entering the number of shares as to which they wish to participate on the Authorization Form.

4. **How does an eligible stockholder become a participant?** An eligible stockholder may join in the Plan by signing the Authorization Form and returning it to the Plan Administrator. A return envelope is provided for this purpose. An Authorization Form is enclosed with this Prospectus and additional forms may be obtained at any time by written request to the Corporate Secretary, The First National Bank of Wynne, P.O. Box 129, Wynne, Arkansas 72396.

5. **When may a stockholder join the Plan?** An eligible stockholder may join the Plan at any time.

   If an Authorization Form specifying reinvestment of dividends is received by the Plan Administrator five (5) days before the record date is established for payment of a particular dividend, reinvestment will commence with that dividend payment. If the Authorization Form is received after that date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

   The usual semi-annual dividend payment dates for the Company are in January and July. The first anticipated dividend payment date in 2007 for the Company's Common Stock for which the Dividend Reinvestment Plan will be available will be July, 2007. The Dividend Record Date for determining stockholders who receive dividends normally precedes the Dividend Payment Date by one week.

6. **What does the Authorization Form provide?** The Authorization Form allows the stockholder to indicate whether or not and the extent to which he or she desires to participate in the Plan, by checking the appropriate boxes. It allows the stockholder to indicate whether he or she wishes to reinvest dividends paid on all or some portion of the shares of the Company's Common Stock registered in the participant's name.

   Dividends on all Shares of Common Stock purchased for each participant's account under the Plan will be automatically reinvested in additional shares of Common Stock.

7. **What additional steps must an eligible stockholder take in order to invest dividends received with respect to less than all the shares of Common Stock held in his or her name?** In order to facilitate the record keeping required by the Plan, stockholders wishing to invest only part of the dividends they receive may be required to deliver to the Plan Administrator the certificates representing shares with which the stockholder wishes to participate. Separate certificates would then be issued; one certificate for those shares on which the dividends are to be invested pursuant to the Plan and a second certificate for those shares on which the stockholder will continue to receive dividends directly in cash. Participants will be notified if it becomes necessary to implement this procedure.

8. **May a participant change the amount of participation after enrollment?** If a participant elects to participate through the reinvestment of dividends on all shares registered in the participant's name but later decides to participate with respect to only a portion of the shares registered in the participant's name, the participant must notify the Plan Administrator in writing to that effect, but such notification must be received no later than fifteen (15) days before a particular Dividend Record Date in order to stop the full reinvestment of the corresponding dividend. (See numbers 7 above and 22 below).

9. **Is a stockholder participating with all the shares of Common Stock held in his or her name required to deliver stock certificates to the Plan Administrator?** No. A stockholder participating in the Plan with respect to all of his or her shares will not be required to deliver certificates to the Plan Administrator now or in the future unless such stockholder changes the amount of participation to less than all the shares held in his or her name. (See Numbers 7 and 8 above.)

ADMINISTRATION

10. **Who administers the Plan for participants?** The First National Bank of Wynne, Wynne, Arkansas (the "Plan Administrator") administers the Plan for participants, arranges for the custody of share certificates, keeps records, sends statements of account to participants and performs other clerical duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by the Plan Administrator and registered in the name of a nominee as agent for the participants in the Plan.

COSTS

11. **Are there any expenses to the participants in connection with purchases under the Plan?** No. No brokerage commissions or fees will be charged for purchases of shares made through the Plan directly from the Company. In addition, all costs of administration of the Plan will be paid by the Company.

PURCHASES

12. **What will be the price of shares of Common Stock purchased under the Plan?** The original issue shares of Common Stock to be purchased through the Plan from the Company will be purchased at the calculated market value. Due to the limited number of trades, if any, in the market which establish a market price for the Company's Common Stock, the price per share for shares purchased will be calculated pursuant to the book value (excluding gains or losses in the Company's available-for-sale securities) of the Company. Shares purchased for the Plan with dividends paid after the first or second half of any calendar year will be purchased at a price equal to the per share book value (excluding gains or losses in the Company's available-for-sale securities) of the Company at the end of the first calendar quarter or the end of the third calendar quarter, as applicable. Only the shares that may be sold by the Company to participants under the Plan are the subject of this Offering Circular.

The Company intends to make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and a quarterly report at the end of the first three calendar quarters containing certain unaudited financial information. Receipt of this information will inform participants of the book value per share of Common Stock. The Company anticipates that participants will receive such information more than 15 days prior to each record date. The purchase price to be paid for shares to be acquired with the July dividend, if any, will be based on the book value (excluding gains or losses in the Company's available-for-sale securities) at the end of the first calendar quarter of the current year as set forth in this Offering Circular. The purchase price to be paid for shares to be acquired with the January dividend, if any, will be based on the book value (excluding gains or losses in the Company's available-for-sale securities) at the end of the third calendar quarter of the preceding year.

13. **How many shares of Common Stock will be purchased for participants?** If you become a participant in the Plan, the number of shares to be purchased depends on the amount of your dividends, and the calculated market value based on the book value (excluding gains or losses in the Company's available-for-sale securities) for the Common Stock. Your account will be credited with that number of shares, including fractions computed to four (4) decimal places, equal to the total amount invested by you, divided by the average purchase price per share paid for all shares purchased for the Plan resulting from a specific dividend on the Company's Common Stock.

14. **When the Company sells original issue shares to participants, when will shares of Common Stock be purchased under the Plan?** Cash dividends on shares of Common Stock will be applied to the purchase of additional shares of Common Stock on Dividend Payment Dates. Participants will become owners of the shares purchased for them under the Plan at the Purchase Date on which such shares are purchased; however, for federal income tax purposes the holding period will commence on the following day. (See number 16 below regarding distribution of dividends if shares are not purchased.)

15. **Will certificates be issued for shares of Common Stock under the Plan?** Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by a nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's account under the Plan will be shown on a statement of account. This feature protects against loss, theft or destruction of stock certificates.

    Certificates for any number of full shares credited to each participant's account under the Plan will be issued without charge upon each participant's written request. (See number 22 below for instructions on certificate issuance). If a participant remains in the Plan, any remaining full shares and fractional interests will continue to be credited to each participant's account.

    The shares credited to the account of a participant under the Plan may not be pledged as collateral security for a loan or other obligation of a participant. A participant who wishes to pledge such shares must request that certificates for such shares be issued in the participant's name. Certificates representing fractional interest will not be issued under any circumstances.

16. **How long will dividends be held in the Plan if no shares of Common Stock are available for purchase?** The Company will make every reasonable effort to reinvest all dividends promptly after receipt, and the Company is not aware of any reason that dividends could not be reinvested promptly. However, if for any unforeseen reason the dividends cannot be reinvested in Common Stock by the end of forty-five (45) days after the Dividend Payment Date, the Company will distribute the uninvested dividends to the participants.

REPORTS TO PARTICIPANTS

17. **What kind of reports will be sent to participants in the Plan?** As soon as practical after each purchase each participant will receive a statement of account showing the total number of shares held in his or her account, the amount of dividends received on the shares held in his or her account, the amount invested on his behalf, the number of shares purchased, the price per share and the date of acquisition of the shares. In addition, each participant will continue to receive copies of the Company's annual and other periodic reports to stockholders, proxy statements and information for income tax reporting purposes.

ANNUAL AMENDMENTS TO OFFERING CIRCULAR AND ANNUAL AND QUARTERLY INFORMATION TO STOCKHOLDERS

18. **How will participants be informed of changes in the book value per share (excluding gains or losses in the Company's available-for-sale securities) of the Common Stock to calculate the Purchase Price?** The Company will make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information.

DIVIDENDS

19. **Will participants be credited with dividends on shares held in their accounts under the Plan?** Yes. The Plan Administrator will receive dividends for all shares held in the Plan on the Dividend Record Date and will credit such dividends to participants' accounts on the basis of full shares and fractional interests credited to those accounts. Such dividends will be automatically reinvested in additional shares of Common Stock, credited on the payable date of the dividend.

DISCONTINUATION OF PARTICIPATION

20. **How does a participant discontinue the reinvestment of dividends under the Plan?** A participant may discontinue the reinvestment of dividends under the Plan on all or part of the shares with respect to which he or she originally elected to participate in the Plan by notifying the Plan Administrator in writing to that effect. To be effective for any given Dividend Payment Date, notice of withdrawal must be received fifteen (15) days before the Dividend Record Date. Any notice of withdrawal received less than fifteen (15) days prior to a Dividend Record Date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the participant's Plan account.

Participants who decide to discontinue participation have the options of: (i) complete or partial withdrawal from the automatic dividend reinvestment feature; or (ii) complete withdrawal from the Plan.

21. **What happens to a participant's shares in the Plan in the event of death or legal incompetency?** Upon receipt by the Plan Administrator of notice of death or adjudication of incompetency of a participant, no further purchases of shares of Common Stock will be made for the account of such participant. The shares and any cash held by the Plan for the participant will be delivered to the appropriate designated person upon receipt of evidence satisfactory to the Plan Administrator of the appointment of a legal representative and instructions from such representative regarding delivery.

WITHDRAWAL OF SHARES IN PLAN ACCOUNTS

22. **How may a participant withdraw shares purchased under the Plan?** A stockholder who has purchased shares of the Company's Common Stock under the Plan may withdraw all or a portion of such shares from his Plan account by notifying the Plan Administrator in writing to that effect and specifying in the notice the number of shares to be withdrawn. This notice should be mailed to:

    The First National Bank of Wynne
    P. O. Box 129
    Wynne, Arkansas 72396
    Attention: Corporate Secretary

    Certificates for whole shares of Common Stock so withdrawn will be registered in the name of and issued to the Participant. In no case will certificates representing fractional interests be issued. Any notice of withdrawal received less than fifteen (15) days prior to a Dividend Record Date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the participant's Plan account.

23. **What happens to any fractional interest when a participant withdraws all shares from the Plan?** In lieu of a certificate for any fractional interest, a participant will receive cash in an amount equal to the last per share purchase price of Common Stock purchased for the Plan on the latest Purchase Date prior to the effective date of the withdrawal multiplied by the fractional interest. The amount of cash for any fractional interest together with certificates for whole shares will be mailed directly to the withdrawing participant by the Plan Administrator.

24. **How may a participant transfer shares held in his account under the Plan?** A participant who wishes to transfer his shares held in his account under the Plan must first withdraw those shares from the Plan, following the procedure set out in number 22 above.

    Upon receipt of certificates for such shares, the participant may transfer such shares exactly as he or she would any other securities.

Shares credited to the account of a participant may not be assigned or pledged. If a participant desires to assign or pledge the full shares credited to the participant's account, a request for those shares to be issued in the participant's name must be delivered to the Plan Administrator as discussed above.

25. **What happens when a participant who is reinvesting the cash dividends on all or part of the shares registered in the participant's name sells or transfers a portion of such shares?** If a participant who has reinvested the cash dividends on all or part of the shares of Common Stock in his or her name disposes of a portion of those shares with respect to which he or she is participating in the Plan, the Company will continue to reinvest the dividends on the remainder of such shares.

    If a participant disposes of all shares of the Company's Common Stock registered in his or her name, the Plan Administrator will, unless the participant also withdraws all shares in his or her account under the Plan, continue to reinvest the dividends on the shares held in his or her Plan account.

OTHER INFORMATION

26. **Who is offering the Common Stock to Plan participants?** The Company, First National Corporation of Wynne, is offering the Common Stock to Plan participants.

27. **What happens if the Company has a Common Stock rights offering, issues a stock dividend or declares a stock split?** Participation in any rights offering will be based upon both the shares registered in a participant's name and the shares (including fractional interests) credited to a participant's Plan account. Any stock dividend or shares resulting from stock splits with respect to full shares and fractional interests credited to a participant's account will be credited to such account.

28. **How will a participant's Plan shares be voted at a meeting of stockholders?** All shares of Common Stock credited to a participant's account under the Plan will be voted as the participant directs. If on the record date for a meeting of stockholders there are shares credited to the participant's account under the Plan, the participant will be sent the proxy material for such meeting. When the participant returns in a timely fashion an executed proxy, it will be voted in respect to all shares credited to the participant. All such shares may be voted in person at the Stockholders' Meeting.

29. **What are the Federal Income Tax consequences of participation in the Plan?** To the extent distributions by the Company to its stockholders are treated as made from the Company's earnings and profits, the distributions will be dividends taxable as ordinary income for federal income tax purposes. The Company has sufficient earnings and profits that participants can expect that the full amount of any distribution under the Plan will be currently taxable to the participants as dividends.

The full amount of dividends reinvested will, in the case of corporate stockholders, be eligible for the dividends received deduction available under the Internal Revenue Code, which will allow corporate stockholders to exclude seventy percent (70%) of their dividends for federal income tax purposes. The dividends received deduction is increased to eighty percent (80%) if a corporate stockholder owns twenty percent (20%) or more of the Company's Common Stock.

In the case of foreign or other stockholders, whose taxable income under the Plan is subject to federal income tax withholding, the Company will make the reinvestment net of the amount of tax required to be withheld. Regular statements of accounts confirming purchases made for such participants will indicate the amount of tax withheld.

The basis, for federal income tax purposes, of any shares acquired through the Plan will be the average price at which all shares with respect to a specific Dividend Payment Date were acquired. The holding period for shares acquired through the Plan will begin on the day after the last shares with respect to a specific Dividend Payment Date are acquired by the Plan. No ruling of any sort has been obtained from the Internal Revenue Service with respect to the Plan. Participants should consult their own tax advisors for information with regard to the tax consequences of participation in the Plan.

30. **What is the responsibility of the Plan Administrator?** The First National Bank of Wynne is the Plan Administrator. All communications regarding the Plan should be addressed to The First National Bank of Wynne, P.O. Box 129, Wynne, Arkansas, 72396, Attention: Corporate Secretary. The telephone number of the Plan Administrator is (870) 238-2361.

The Plan Administrator receives the participant's dividend payments, invests such amounts in additional shares of the Company's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Plan Administrator acts in a clerical and administrative capacity for the participants.

All notices from the Plan Administrator to a participant will be addressed to the participant at his last address of record with the Plan Administrator. The mailing of a notice to the participant's last address of record will satisfy the Plan Administrator's duty of giving notice to such participant. Therefore, participants must promptly notify the Plan Administrator in writing of any change of address.

Neither the Plan Administrator, participants, nominee or nominees nor the Company shall have any liability for actions taken or omitted in good faith pursuant to the Plan, including, without limitation, any claim for liability arising out of failure to terminate a participant's account upon such participant's death or adjudicated incompetency prior to receipt of notice in writing of such death or adjudicated incompetency, nor shall they have any duties, responsibilities or liabilities except as are expressly set forth in the Plan.

The participant should recognize that neither the Company nor the Plan Administrator can provide any assurance that shares of Common Stock purchased under the Plan, will, at any particular time, be worth more or less than their purchase price.

All transactions in connection with the Plan shall be governed by the laws of the State of Arkansas.

31. **When will the Plan become effective and may it be changed or discontinued?** The Plan became effective for the dividend paid in July, 1998 and for subsequent dividends until such time as the Plan is suspended or terminated by the Company.

    While the Company currently expects to continue a Dividend Reinvestment Plan indefinitely, the Company reserves the right to suspend or terminate the Plan at any time. It also reserves the right to modify and interpret the Plan. Participants will be notified of any such suspension, termination or any modification which materially affects their rights under the Plan.

32. **How many shares has the Company issued under the Plan?** As of April 30, 2007, the Company has issued 20,330.0764 shares under the Dividend Reinvestment Plan. The Company may issue an additional 19,669.9236 shares with the Plan in the future.

INFORMATION REGARDING THE COMPANY

BUSINESS AND COMPETITION

First National Corporation of Wynne, a registered bank holding company, was incorporated October 10, 1984 under the laws of the State of Arkansas. The purpose for incorporation was to acquire The First National Bank of Wynne, its wholly-owned bank subsidiary, and to engage in banking and non-banking activities as allowed. The Company provides its customers with banking services through its subsidiary, The First National Bank of Wynne ("Bank"). The Company owns 100% of the issued and outstanding stock of the Bank.

The Bank was chartered as a national bank in 1915, and presently operates a general retail banking business in Cross, Poinsett and St. Francis Counties, Arkansas. The Bank provides customary banking services, such as checking and savings accounts, various types of time deposits, safe deposit facilities and money transfers. It also finances commercial transactions and makes and services both secured and unsecured loans to individuals, firms and corporations. Commercial lending operations include various types of credit services for the customers of the Bank. The Bank has a Trust Department which manages assets of approximately $14.3 million dollars and services customers in Cross and St. Francis Counties with numerous forms of trust related services.

The Company and its subsidiary Bank operate in Cross, Poinsett and St. Francis Counties, Arkansas. Cross County has a county-wide population of approximately 19,829, Poinsett County has a countrywide population of approximately 25,746 and St. Francis County has a county-wide population of approximately 30,283.

The Bank, as the wholly owned subsidiary of the Company, is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other banks in its market area. In certain aspects of its banking business, the Bank also competes with savings and loan associations, credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and many of which have financial resources greater than those of the Bank.

The Company and the Bank have 84 full time equivalent employees and anticipate that the number of employees will remain at approximately this number for the next twelve months. There is no collective bargaining agreement with any employees.

Management of the Bank and the Company plans for the Bank to remain an aggressive competitor in the market place and continues to periodically assess new ways in which to obtain additional market share.

RISK FACTORS

1. Changes in Purchase Price of Shares - The shares of Common Stock to be acquired for participants in the Dividend Reinvestment Plan will be acquired at purchase prices that may change for the reinvestment of each dividend. Stockholder participants in the Plan will receive this Offering Circular and an annual amendment to this Offering Circular reflecting changes in the Pricing Ratio based on the most recent year end book value. Stockholders of the Company also will receive annual year end financial statements and quarterly financial information that will provide the book value per share in order for participants in the Plan to calculate the purchase price for shares with each dividend. The Company intends to provide such information in order for stockholders to receive it more than 15 days prior to each dividend record date in order for stockholders to make a decision to participate or discontinue participation in the Plan.

2. Dependence on Key Personnel - The Company and the Bank are dependent on the continued services of Harold W. Hardwick, President. The Company does not have an employment agreement with Mr. Hardwick, and the loss of his services could adversely affect the Company and the Bank. See "Executive Officers and Directors."

3. Impact of Interest Rates and Economic Conditions - The results of operations for financial institutions, including the Company and the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. There can be no assurance that positive trends or developments experienced by the Company and the Bank will continue or that negative trends or developments will not have a material adverse effect on the Company or the Bank. The Company's profitability is in part a function of the spread between the interest rates earned on assets and interest rates paid on deposits and other interest-bearing liabilities. Changes in the relative rates of interest earned and paid can have an adverse impact on net interest spread.

4. Government Regulation and Recent Legislation - The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision, which are intended to protect depositors rather than stockholders. Recently enacted, proposed and future legislation and regulations have had and may continue to have a significant impact on the banking industry. Although such changes may benefit the Company, others may increase the cost of doing business or otherwise adversely affect the Company and create competitive advantages for nonbank competitors. See "Supervision and Regulation."

5. Lending Risk and Allowance for Loan Losses - The risk of nonpayment of loans is inherent in commercial banking. The Bank's allowance for loan losses is maintained at a level considered adequate by management to absorb anticipated losses. The allowances are based on prior experience with loan losses, as well as an evaluation of the risk in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond the Company or the Bank's control.

6. Lack of Trading Market and Liquidity - The Company does not intend to list its Common Stock on any securities exchange or quotation system, and no active trading market exists or

is expected to develop. As a result, there is not an established process through which a stockholder of the Company can find a buyer for the Common Stock. The Common Stock should not be purchased by persons who need or desire liquidity with respect to their investment.

7. Lack of SEC Reporting - The Common Stock is being offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation A of the Securities and Exchange Commission ("SEC"). The Company is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended, or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Company has 500 stockholders of record. In order to avoid the direct and indirect cost of being a reporting company, the Company intends to attempt to stay below 500 record stockholders.

8. Shares are Not Insured Deposits - The shares offered hereby are securities, not deposits, and therefore are not insured by the Federal Deposit Insurance Corporation ("FDIC").

9. State Securities Law Requirement - The shares offered hereby will be required to be qualified or registered or exempt from qualification or registration in the states in which the stockholders of the Company reside. If a stockholder resides in a state in which the Company decides not to undertake compliance with any applicable state requirements for the offering of Shares in the Dividend Reinvestment Plan, such stockholders will not be offered participation in the Plan.

10. Valuation - Since no active trading market exists or is expected to develop for the Common Stock, the Company will be determining the calculated market value of shares to be acquired by the Plan by valuing the shares at the Company's book value (excluding gains or losses in the Company's available–for-sale securities) as of the end of the most recent fiscal quarter. This value may result in shares being purchased for the Plan participants at prices that may not reflect the actual market value.

PROPERTIES

The Company's main office is located at 528 East Merriman, Wynne, Arkansas 72396, which is also the main office of the Bank. The Bank owns the buildings and land on which its main office, the Harrisburg branch, and the Cherry Valley branch are located. The Bank owns the buildings but leases the land on which its branches in Forrest City and Wynne are located. The main office building currently occupied by the Bank provides ample room for expansion. Customer and employee parking is sufficient and can be expanded as the Bank may grow.

USE OF PROCEEDS

The net proceeds from the sale of any Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investment in, extensions of credit or advances to, the Company's banking subsidiaries.

DESCRIPTION OF COMMON STOCK

The Company has authorized capital stock consisting of 580,000 shares of common stock, of which 276,484 shares were issued and outstanding at December 31, 2006, all of which are validly issued, fully paid and non-assessable.

As of April 30, 2007, the Company has issued 20,330.0764 shares under the Dividend Reinvestment Plan and has 19,669.9236 shares available for issuance. If all shares offered pursuant to this Offering are sold, the Company will have 302,862.3655 shares of Common Stock issued and outstanding.

At the Company's 1998 Annual Meeting of Stockholders, the stockholders approved a Nonqualified Stock Option Plan for the benefit of the directors, officers and employees of the Company and its subsidiary, First National Bank of Wynne. Pursuant to this Plan, the directors of the Company will, from time to time, grant options to eligible persons which will allow them to acquire shares of stock of the Company. 26,800 shares of authorized, unissued shares of the Company's Common Stock have been designated for issuance pursuant to options granted under this Plan. To date, 26,800 options have been granted under this Plan.

At the Company's 2006 Annual Meeting of Stockholders, the stockholders approved an Incentive Stock Option Plan for the benefit of officer and employees of the Company and its subsidiary, First National Bank of Wynne as well as a Nonqualified Stock Option Plan for the benefit of the directors, officers and employees of the Company and its subsidiary, First National Bank of Wynne. Pursuant to these Plans, the directors of the Company will, from time to time, grant options to eligible persons which will allow them to acquire shares of stock of the Company. 7,500 shares of authorized, unissued shares of the Company's Common Stock have been designated for issuance pursuant to incentive stock options granted under the Incentive Stock Option Plan and 12,500 shares of authorized, unissued shares of the Company's Common Stock have been designated for issuance pursuant to nonqualified stock options granted under the Nonqualified Stock Option Plan. To date, 2,896 incentive stock options and zero (0) non-qualified stock options have been granted under these Plans. There are no other outstanding securities or other obligations which are convertible into shares or options, warrants, rights, calls or other commitments of any nature relating to the unissued shares of the Company's Common Stock.

The holders of Common Stock are entitled to one vote per share. Holders of Common Stock do not have preemptive rights to purchase securities subsequently issued by the Company.

The holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors of the Company with respect to the Common Stock out of funds legally available therefore. In the event of a liquidation, dissolution or winding-up of the affairs of the Company, the holders of outstanding shares of Common Stock will be entitled to share pro rata according to their respective interests in the Company's assets and funds remaining after payment or provision for payment of all debts and other liabilities of the Company.

DIVIDENDS

The holders of Common Stock of the Company are entitled to receive such dividends as may be declared by the Board of Directors with respect to the Common Stock out of funds from the Company. The ability of the Company to pay dividends to the holders of its stock is dependent to a large extent upon the amount of dividends paid by the Bank to the Company. The ability of the Company to pay dividends on its stock in the future will be dependent upon the earnings and financial condition of the Bank and the Company and will be subject to the payment by the Company of principal and interest on any debt obligations it may incur in the future and other factors.

In each of the years in the four year period of 1990 through 1993, the Company paid $2.00 per share in cash dividends. In 1994, the Company paid $1.00 per share in cash dividends and a 1% stock dividend per share. The Company also declared a two-for-one stock split effective December 20, 1994. In 1995, the Company paid $0.40 per share in cash dividends and a 1% stock dividend per share. In 1996, the Company paid cash dividends of $.60 per share. In 1997, the Company paid cash dividends of $0.88 per share. In 1998, the Company paid cash dividends of $1.05 per share. In 1999, the Company paid cash dividends of $1.26 per share. In 2000, the Company paid cash dividends of $1.50 per share. In 2001, the Company paid cash dividends of $1.50 per share and in 2002, the Company paid cash dividends of $1.70 per share. In 2003, the Company paid cash dividends of $2.10 per share, in 2004, the Company paid cash dividends of $2.50 per share, and in 2005, the Company paid cash dividends of $2.90 per share and in 2006, the Company paid cash dividends at $3.30 per share.

The Company is dependent upon earnings from the Bank in order to pay dividends to the stockholders of the Company. There is no assurance of what level or if the Company will pay dividends to its stockholders in the future.

ACQUSITION

On August 1, 2005, the Company acquired the Bank of Harrisburg, Harrisburg, Arkansas. Pursuant to this acquisition, Bank of Harrisburg was merged with and into The First National Bank of Wynne in January 2006.

CERTAIN STATISTICAL DATA

The financial information set forth below has been derived from the Company's consolidated financial statements and from other financial and statistical data of the Company and The First National Bank of Wynne and Bank of Harrisburg.

The following table presents the Company's condensed balance sheets for the periods indicated.

CONDENSED CONSOLIDATED BALANCE SHEET FOR
YEARS ENDED DECEMBER 31, 2006 and 2005

	December 31, 2006	December 31, 2005
Assets:		
Cash and due from banks	7,398,493	$8,336,989
Federal funds sold	12,675,000	0
Interest-bearing deposits with banks	7,298,267	22,243
Investment securities held-to-maturity	0	1,191,928
Investment securities available-for-sale at fair value	68,171,988	65,183,772
Loans, less unearned income and Allowance for possible loan losses	133,628,765	149,149,440
Premises and equipment, at cost less Allowance for depreciation and amortization	2,936,172	2,982,754
Other assets	19,342,135	16,243,459
TOTAL ASSETS	251,450,820	$243,110,585
Liabilities:		
Deposits:		
Non interest-bearing	38,009,169	$31,076,482
Interest-bearing	174,856,166	163,379,923
Securities sold under agreements to repurchase	261,544	261,543
Federal Home Loan Bank note payable	2,233,952	3,215,863
First Tennessee Bank	0	6,000,000
Federal funds purchased	0	6,800,000
ESOP debt guarantee	0	0
Accounts payable and accrued liabilities	2,100,975	1,543,682
TOTAL LIABILITIES	217,461,806	212,277,493
TOTAL STOCKHOLDERS' EQUITY	33,989,014	30,833,092
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	251,450,820	$243,110,585

The following tables set forth an analysis of The First National Bank of Wynne's net interest earnings and expenses for the periods indicated.

THE FIRST NATIONAL BANK OF WYNNE
ANALYSIS OF NET INTEREST EARNINGS
(in thousands)

Interest-Earning Assets - Year Ended December 31, 2006

Assets	Average Balance	Average Yield
Investment securities:		
U.S. Treasuries	239	3.97
CMO's and corporate securities	43,798	4.18
U.S. Agencies	724	7.22
Taxable municipals	18,910	3.99
Tax-exempt municipals	136	3.48
Fed Funds Sold	4,855	4.69
CD's	1,755	5.08
Federal Home Loan Bank Interest-Bearing Account	3,018	4.73
Federal Home Loan Bank, Federal Reserve Bank & Other Stock	1,083	5.89
Bank owned life insurance	1,823	3.49
Loans:		
Accrual loans	137,434	9.04
Installment loans	0	0

Interest-Earning Assets - Year Ended December 31, 2005

Assets	Average Balance	Average Yield
Investment securities:		
U.S. Treasuries	$209	3.88%
U.S. Agencies	$24,145	3.09%
Tax-exempt municipals	$18,308	3.80%
Fed Funds Sold	$5,655	2.39%
Federal Home Loan Bank Interest-Bearing Account	$2,855	2.55%
Federal Home Loan Bank, Federal Reserve Bank & Other Stock	$1,371	4.01%
Loans:		
Accrual loans	$118,185	7.75%
Installment loans	0	0

Interest-Bearing Liabilities - Year Ended December 31, 2006

Liabilities	Average Balance	Average Cost
NOW accounts	35,987	1.07%
Money market accounts	7,380	1.81%
Savings	25,430	2.71%
Certificates of deposits under $100,000	44,554	3.63%
Certificates of deposits over $100,000	51,250	4.25%
Interest on Repos	261	3.51%
Fed Funds Purchased	562	6.14%
Other Borrowed Money	5,297	3.71%

Interest-Bearing Liabilities - Year Ended December 31, 2005

Liabilities	Average Balance	Average Cost
NOW accounts	$23,973	0.95%
Money market accounts	$10,540	1.23%
Savings	$24,626	2.06%
Certificates of deposits under $100,000	$27,021	2.19%
Certificates of deposits over $100,000	$29,164	2.42%
Interest on Repos	$261	3.45%
Fed Funds Purchased	$2,254	4.07%
Other Borrowed Money	$11,214	3.62%

Average Yield on all Interest Earning Assets
and Average Effective Rate Paid on
All Interest-Bearing Liabilities

	December 31, 2006	December 31, 2005
Average Yield - All Interest-Earning Assets	7.32%	6.37 %
Average Effective Rate Paid - All Interest-Bearing Liabilities	3.07%	2.07 %

The First National Bank of Wynne's net yield on all interest earning assets (net interest earnings divided by total interest-earning assets, with net interest earnings equal to the difference between total interest earned and total interest paid) was 4.25% and 4.30% for the period ending December 31, 2006 and December 31, 2005, respectively.

The following tables present the amount of change in the Bank's interest income and interest expense for the periods indicated.

THE FIRST NATIONAL BANK OF WYNNE
INTEREST INCOME/EXPENSE CHANGES
DECEMBER 31, 2005 TO DECEMBER 31, 2006
(in thousands)

Interest income for period ended December 31, 2006	$15,658
Interest income for period ended December 31, 2005	$10,872
Change-increase (decrease)	$4,786
Interest expense for period ended December 31, 2006	$5,249
Interest expense for period ended December 31, 2005	$ 2,670
Change-increase (decrease)	$2,579
Net Interest Income change-decrease	$2,206

The increase in net interest income from the year ended December 31, 2005 to the year ended December 31, 2006, was primarily attributable to rates.

The following table presents the Bank's investments in certain obligations on the dates indicated.

THE FIRST NATIONAL BANK OF WYNNE
BOOK VALUE OF INVESTMENTS
(in thousands)

Category of Investments	At December 31, 2006	At December 31, 2005
U.S. Government Securities	$247	$247
U.S. Agencies	$18,567	$5,143
Mortgage Backed Bonds (All except CMO's)	$28,993	$15,041
Municipal Securities	$18,733	$17,500
Other Securities	$4,809	$1,185
Total Securities	$71,349	$39,116
Fed Funds Sold	$12,675	0
Total Investments	$84,024	$39,116

The following table sets forth the amounts by book value, as of December 31, 2006, of each category of investment listed in the preceding table maturing during certain time periods.

THE FIRST NATIONAL BANK OF WYNNE
BOOK VALUE, MATURITY AND YIELD OF
SPECIFIED INVESTMENTS AS OF
DECEMBER 31, 2006
(in thousands)

	U.S. Government Treasuries	U.S. Government Agencies	Mortgage Backed Bonds	CMO's	O/ST Municipal Securities	IN/ST Municipal Securities	Corporate Bond
0-1 Year	0	6,610	42	0	0	1,021	0
Average Yield	0	3.51%	5.28%	0	0	5.04%	0
1-2 Years	0	8,019	232	0	0	597	0
Average Yield	0	3.31%	3.36%	0	0	3.57%	0
2-3 Years	0	3,763	254	0	0	165	0
Average Yield	0	3.06%	4.63%	0	0	3.28%	0
3-5 Years	247	0	1,241	0	115	355	0
Average Yield	3.84%	0	4.45%	0	3.10%	3.63%	0
5-10 Years	0	175	4,153	0	7,774	1,102	248
Average Yield	0	5.00%	5.37%	0	3.47%	4.06%	8.15%
Over 10 Years	0	0	23,071	1,648	1,131	6,472	0
Average Yield	0	0	5.40%	5.71%	4.37%	4.74%	0

On December 31, 2006, the Bank had no investments in the debt securities of any one issue that exceeded ten percent (10%) of the Bank's stockholders' equity.

BANK LENDING

The Bank provides a wide variety of agricultural, commercial, consumer and mortgage loans. The Bank provides commercial lending for agricultural equipment purposes, general commercial lending for commercial and industrial businesses, individuals, churches, clubs and other community affiliated organizations. In addition, the Bank provides consumer lending for new and used cars, residential home improvement, mobile home, farm home and other buildings. The Bank provides mortgage loans for construction and land development, farm acreage, residential home loans and secondary market home loans.

The Bank maintains stringent underwriting standards focusing primarily on collateral value, the borrower's ability to pay, willingness to pay and the overall financial stability of the borrower. Commercial loans are analyzed, in addition to the above standards, on the basis of the business's cash flow. The Bank utilizes loan-to-value guidelines as established by FDICIA. The Bank establishes interest rates on its various loans according to then prevailing economic conditions and the risk associated with each particular loan. As a general rule, in-bank loans are offered with fixed rates for a maximum of three to five years. Secondary market mortgage loans are offered with fixed rates for 20 to 30 years. Again, loan to value ratios are as established by FDICIA guidelines.

The goal of the asset/liability committee is to approach equal duration for both assets (loans and investments) and liabilities (deposits and borrowings) while maintaining at least a two to three point spread.

The Bank monitors its interest rate risk through asset/liability committee meetings. The committee is charged with determining loan rates to be charged for various types of loans. The committee is assisted by reports which provide an analysis of the Bank's current interest rate risk, liquidity risk, asset quality risk and capital adequacy risk.

The Credit and Loan Policy of the Bank states that loans are not made outside the trade area unless fully secured and amortized. These credits consist of real estate and commercial loans made in surrounding counties and participations purchased outside the region. These loans are cited as exceptions to loan policy and reported to the Board as well as the reason for the exception to policy.

The following table states the amount of loans made by the Bank, by category, as of the dates indicated.

THE FIRST NATIONAL BANK OF WYNNE
TYPES AND AMOUNTS OF LOANS
(in thousands)

Type of Loan	Amount Outstanding			
	Dec. 31, 2006	Percentage	Dec. 31, 2005	Percentage
Real Estate Loans	$75,069	55%	$61,054	51%
Consumer Loans	$ 8,040	6%	6,169	5 %
Commercial Loans	$53,787	39%	52,308	44%
	$136,896	100%	$119,531	100%

The following table presents the maturities of certain loan categories by the Bank at December 31, 2006.

THE FIRST NATIONAL BANK OF WYNNE
MATURITIES OF LOANS HELD ON
DECEMBER 31, 2006
(in thousands)

Type of Loan	Within One Year	1-5 Years	Over 5 Years	Total
Fixed Rate Loans	$27,027	$47,892	$6,981	$81,900
Adjustable Rate Loans	$51,569	$2,014	$1,413	$54,996
Total Loans	$78,596	$49,906	$8,393	$136,896

The following table presents the aggregate amount of loans made by the Bank in certain categories on the dates indicated.

THE FIRST NATIONAL BANK OF WYNNE
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(in thousands)

	December 31, 2006	December 31, 2005
Loans accounted for on non-accrual	801	$478
Past due 90 days or more and accruing	0	$44
Loans restructured and in compliance With modified terms	0	0

The Bank's policy states that loans should be placed on non-accrual status at the point they become non-performing assets. Non-performing assets are those which are maintained on a cash basis due to deterioration in the financial position of the borrower. Cash flow is inadequate due to significant declines in sources of income and the capacity to continue payments is in doubt; payment in full of principal and interest on the loan is not expected; and/or, principal and/or interest has been in default for a period of 90 days or more unless the loan is both well secured and in process of collection. There must be evidence that collection in full of amounts due and unpaid will occur shortly. Generally, this collection period should not exceed 30 days.

The following table presents the book value of certain loans excluded from the previous table but classified by the Bank, as of the date indicated, as potential problem loans.

THE FIRST NATIONAL BANK OF WYNNE
CERTAIN CLASSIFIED LOANS
AS OF DECEMBER 31, 2006
(in thousands)

Type of Loan	Book Value
Consumer Loans	$131
Real Estate Loans	$1,504
Commercial Loans	$2,836
Total	$4,471

The following tables present an analysis of the Bank's loan loss experience for the periods indicated.

THE FIRST NATIONAL BANK OF WYNNE
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
(in thousands)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Balance at beginning of period	$2,714	$2,516
Charge-Offs:		
Real Estate Loans	84	28
Consumer Loans	32	11
Commercial Loans	94	0
Recoveries:		
Real Estate Loans	49	25
Consumer Loans	38	8
Commercial Loans	14	4
Net Provision For Loan Losses	160	200
Additional Provision For Loan Losses – Reserve from Bank of Harrisburg	502	0
Additions charged to operations	0	0
Balance at end of period	$3,267	$2,714
Ratio of net charge-offs during the Period to average net loans Outstanding during the period	0.00%	0.00%

THE FIRST NATIONAL BANK OF WYNNE
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
AS OF DECEMBER 31, 2006 and 2005
(in thousands)

Balance at end of Period Applicable to:	December 31, 2006 Amount	December 31, 2006 Percent of loans in each category to total loans	December 31, 2005 Amount	December 31, 2005 Percent of loans in each category to total loans
Real Estate Loans	1,185	0.86%	767	0.64%
Consumer Loans	111	0.08%	79	0.06%
Commercial Loans	1,661	1.21%	1,410	1.18%
Unallocated Allowance	310	0.23%	458	0.38%
Total	3,267	2.39%	$2,714	2.27%

The adequacy of the Bank's allowance for loan losses ("ALLL") is reviewed quarterly and approved by the Board of Directors. The ALLL must be maintained at a level sufficient to absorb the losses inherent in the loan portfolio. This policy is designed to identify the existence and timing of losses in the loan portfolio, and allocate funds to cover them; and to provide a systematic method for testing the adequacy of the reserve on a quarterly basis. The Bank's manager of lending is responsible for preparing an analysis of the adequacy of the loan loss reserve and recommending additional allocations, when necessary.

The specific allocations category includes credits individually analyzed by management or loan review that have determinable loss exposure. These credits are analyzed as to collateral quality, past due history, and repayment ability. This category would include, at a minimum, all large credits classified doubtful.

The general allocations category is calculated on the basis of a percentage of historical net losses to the average loan portfolio for the previous four years. This percentage is then applied to the current portfolio which includes loans and leases, letters of credit and credit card accounts. Loans specifically allocated, loans fully secured by deposits, and guaranteed loans are subtracted from this total.

Management and/or loan review has the flexibility to significantly increase the reserve, at its discretion, for conditions that could adversely affect the loan portfolio based on certain factors. Such conditions include: (1) downturns in the general economy, (2) downturns in the farm economy, (3) rises in unemployment, and (4) trends in portfolio risk, concentrations, volumes and maturities. Currently, there are allocations for agricultural loans, loans exceeding $1.0 million, loan participations, convenience store operations, auto dealer contracts, the credit card portfolio and problem credits with no specific allocation. A range of 1.0% to 5.0% of the total outstanding loans will be used as the weighting for each of these conditions.

The following table presents the average amounts of and the average rate paid on certain deposit categories for the periods indicated.

THE FIRST NATIONAL BANK OF WYNNE
TYPES, AMOUNTS, DEPOSITS AND AVERAGE RATES PAID
(in thousands)

	Average Balance for Year ended Dec. 31, 2006	Average Rate Paid for Year ended Dec. 31, 2006	Average Balance for Year ended Dec. 31, 2005	Average Rate Paid for Year ended Dec. 31, 2005
NOW Accounts	$35,987	1.07%	$23,973	0.95%
HIFI Accounts	$7,380	1.81%	$10,540	1.23%
Savings	$25,430	2.71%	$24,626	2.06%
Certificates of deposits under $100,000	$44,554	3.63%	$27,021	2.19%
Certificates of deposits over $100,000	$51,250	4.25%	$29,164	2.42%

The following table presents the amounts outstanding, as of December 31, 2005 of certain $100,000 deposits and the maturities thereof.

THE FIRST NATIONAL BANK OF WYNNE
AMOUNT OF $100,000 DEPOSITS OUTSTANDING
AS OF DECEMBER 31, 2006
(in thousands)

Type of Deposit	Maturing in 3 Months or Less	Maturing in 3 to 12 Months	Maturing in Over 12 Months	Total
Certificates of Deposit in amounts of $100,000 or more	$19,675	$35,086	$5,626	$60,387

The following table presents the Bank's return on assets (net income divided by average total assets) for the periods indicated.

THE FIRST NATIONAL BANK OF WYNNE

RETURN ON ASSETS
(in thousands)

	Net Income	Average Total Assets	Return
Year ended December 31, 2006	$3,534	$240,429	1.47%
Year ended December 31, 2005	$2,797	$180,957	1.55%

The following table sets forth The First National Bank of Wynne's return on equity (net income divided by average equity) for the periods indicated.

RETURN ON EQUITY
(in thousands)

	Net Income	Average Equity	Return on Equity
Year ended December 31, 2006	$3,534	$30,051	11.76%
Year ended December 31, 2005	$2,797	$23,350	11.98%

The following table presents the Bank's equity to asset ratio (average equity divided by average total assets) for the periods indicated.

EQUITY TO ASSETS RATIO
(in thousands)

	Average Equity	Average Total Assets	Equity to Asset Ratio
Year ended December 31, 2006	$30,051	$240,429	12.50%
Year ended December 31, 2005	$23,350	$180,957	12.90%

The following table presents the Company's equity to asset ratio (average equity divided by average total assets) for the periods indicated.

EQUITY TO ASSETS RATIO
(in thousands)

	Average Equity	Average Total Assets	Equity to Asset Ratio
Year ended December 31, 2006	$32,411	$247,281	13.11%
Year ended December 31, 2005	$29,614	$210,397	14.07%

The Company acquired the Bank of Harrisburg on August 1, 2005. Pursuant to this acquisition, we have included financial information on the Bank of Harrisburg, which was run as a separate subsidiary of the Company from its acquisition until December 31, 2005. In January 2006, the Bank of Harrisburg was merged into The First National Bank of Wynne.

BANK OF HARRISBURG
ANALYSIS OF NET INTEREST EARNINGS
(in thousands)
Interest-Earning Assets - Year Ended December 31, 2005

Assets	Average Balance	Average Yield
Investment securities:		
U.S. Treasuries	0	0.00%
U.S. Agencies	$29,096	3.25%
Tax-exempt municipals	$3,004	6.42%
Taxable municipals	$200	5.00%
Fed Funds Sold	$1,430	2.42%
Federal Home Loan Bank Interest-Bearing Account	0	0.00%
Federal Home Loan Bank, Federal Reserve Bank & Other Stock	$135	3.04%
Bank Owned Life Insurance	$1,846	3.85%
Loans:		
Accrual loans	$29,660	7.41%
Installment loans	0	0

BANK OF HARRISBURG
Interest-Bearing Liabilities - Year Ended December 31, 2005

Liabilities	Average Balance	Average Yield
NOW accounts	$14,935	0.92%
Money market accounts	$160	0.92%
Savings	$2,858	0.77%
Golden Savings	0	0
Certificates of deposits under $100,000	$19,273	2.70%
Certificates of deposits over $100,000	$16,266	2.71%
Interest on Repos	0	0.00%
Fed Funds Purchased	$1,005	3.88%
Other Borrowed Money	$198	2.52%

BANK OF HARRISBURG

Average Yield on all Interest Earning Assets
and Average Effective Rate Paid on
All Interest-Bearing Liabilities

	December 31, 2005
Average Yield - All Interest-Earning Assets	5.13 %
Average Effective Rate Paid - All Interest-Bearing Liabilities	2.13 %

The Bank's net yield on all interest earning assets (net interest earnings divided by total interest-earning assets, with net interest earnings equal to the difference between total interest earned and total interest paid) was 3.00% for the period ending December 31, 2005.

The following table presents the bank's investments in certain obligations on December 31, 2005.

THE BANK OF HARRISBURG
BOOK VALUE OF INVESTMENTS
(in thousands)

Category of Investments	At December 31, 2005
U.S. Government Securities	0
U.S. Agencies	$23,977
Mortgage Backed Bonds (FNMA)	$3,188
Municipal Securities	$2,237
Other Securities	$140
Total Securities	$29,542
Fed Funds Sold	0
Bank Owned Life Insurance	$1,883
Total Investments	$31,425

The following table sets forth the amounts by book value, as of December 31, 2005, of each category of investment listed in the preceding table maturing during certain time periods.

THE BANK OF HARRISBURG
BOOK VALUE, MATURITY AND YIELD OF
SPECIFIED INVESTMENTS AS OF
DECEMBER 31, 2005
(in thousands)

	U.S. Government Agencies	Mortgage Backed Bonds	Tax-Free AFS Municipal Securities	Tax-Free HTM Municipal Securities	Taxable HTM Municipal Securities
0-1 Year	$10,160	0	0	0	$200
Average Yield	2.87%	0.00%	0.00%	0.00%	3.15%
1-2 Years	$4,438	$61	0	0	0
Average Yield	3.18%	5.14%	0.00%	0.00%	0.00%
2-3 Years	$8,188	0	0	0	0
Average Yield	3.31%	0.00%	0.00%	0.00%	0.00%
3-5 Years	0	$1,255	$150	0	0
Average Yield	0.00%	4.10%	4.24%	0.00%	0.00%
5-10 Years	$1,016	$700	385	$25	0
Average Yield	3.61%	5.35%	4.33%	6.00%	0.00%
Over 10 Years	$175	$1,172	$510	$967	0
Average Yield	5.00%	5.44%	4.83%	4.95%	0.00%

On December 31, 2005, The Bank of Harrisburg had no investments in the debt securities of any one issue that exceeded ten percent (10%) of the Bank's stockholders' equity.

The following table states the amount of loans made by the Bank, by category, as of December 31, 2005.

THE BANK OF HARRISBURG
TYPES AND AMOUNTS OF LOANS
(in thousands)

Type of Loan	Dec. 31, 2005	Percentage
Real Estate Loans	$13,499	41%
Consumer Loans	$2,664	8 %
Commercial Loans	$16,670	51%
	$32,833	100%

The following table presents the maturities of loans by The Bank of Harrisburg as of Decembe r 31, 2005.

THE BANK OF HARRISBURG
MATURITIES OF LOANS (EXCLUDING NONACCRUAL)
HELD ON DECEMBER 31, 2005
(in thousands)

	Within One Year	1-5 Years	Over 5 Years	Total
Total Loans	$25,504	$5,883	$ 868	$ 32,255

The following table presents the aggregate amount of loans made by the Bank in certain categories on the dates indicated.

THE BANK OF HARRISBURG
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(in thousands)

	December 31, 2005
Loans accounted for on non-accrual	$578
Past due 90 days or more and accruing	0
Loans restructured and in compliance With modified terms	0

The following tables present an analysis of the Bank's loan loss experience for the periods indicated.

THE BANK OF HARRISBURG
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
(in thousands)

	Year Ended December 31, 2005
Balance at beginning of period	$ 614
Charge-Offs:	
Real Estate Loans	1
Consumer Loans	10
Commercial Loans	60
Recoveries:	
Real Estate Loans	14
Consumer Loans	43
Commercial Loans	4
Net Provision For Loan Losses	(103)
Additional Provision For Loan Losses	0
Additions charged to operations	0
Balance at end of period	$ 501
Ratio of net charge-offs during the Period to average net loans Outstanding during the period	0.00%

The following table presents the average amounts of and the average rate paid on certain deposit categories for the periods indicated.

THE BANK OF HARRISBURG
TYPES, AMOUNTS, DEPOSITS AND AVERAGE RATES PAID
(in thousands)

	Average Balance for Year ended Dec. 31, 2005	Average Rate Paid for Year ended Dec. 31, 2005
NOW Accounts	$14,935	0.92%
HIFI Accounts	$160	0.92%
Savings	$2,858	0.77%
Golden Savings	0	0.00%
Certificates of deposits under $100,000	$19,273	2.70%
Certificates of deposits over $100,000	$16,266	2.71%

The following table presents the amounts outstanding, as of December 31, 2005 of certain $100,000 deposits and the maturities thereof.

THE BANK OF HARRISBURG
AMOUNT OF $100,000 DEPOSITS OUTSTANDING
AS OF DECEMBER 31, 2005
(in thousands)

Type of Deposit	Maturing in 3 Months or Less	Maturing in 3 to 12 Months	Maturing in Over 12 Months	Total
Certificates of Deposit in amounts of $100,000 or more	4,459	11,000	755	16,214

The following table presents the Bank of Harrisburg's return on assets (net income divided by average total assets) for the periods indicated.

THE BANK OF HARRISBURG
RETURN ON ASSETS
(in thousands)

	Net Income	Average Total Assets	Return
Year ended December 31, 2005	$439	$70,435	0.62%

The following table sets forth the Bank's return on equity (net income divided by average equity) for the periods indicated.

RETURN ON EQUITY
(in thousands)

	Net Income	Average Equity	Return on Equity
Year ended December 31, 2005	$439	$8,828	2.88%

The following table presents the Bank's equity to asset ratio (average equity divided by average total assets) for the periods indicated.

EQUITY TO ASSETS RATIO
(in thousands)

	Average Equity	Average Total Assets	Equity to Asset Ratio
Year ended December 31, 2005	$8,828	$70,435	21.58%

The following table presents the Company's earnings and earnings per share for the periods indicated.

CONSOLIDATED EARNINGS AND EARNINGS PER SHARE
YEARS ENDED DECEMBER 31, 2006, 2005, 2004, 2003, 2002, 2001 and 2000
FOR THE COMPANY AND THE BANK
ON A CONSOLIDATED BASIS
(in thousands, except per share data)

	Twelve months ended December 31, 2006						
	2006	2005	2004	2003	2002	2001	2000
Earnings	$3,234	$3,004	$2,677	$2,917	$3,293	$2,616	$2,671
Earnings per share	$11.70	$10.99	$9.99	$11.04	$12.58	$9.74	$9.99

EXECUTIVE OFFICERS AND DIRECTORS

The executive officers and directors of the Company and the Bank are as follows:

Name	Age	Position	Principal Occupation	Years of Service with Company and/or Bank
Bobby Caldwell	58	Director	President and General Mgr., KWYN	20
Danny Clements	60	Director	Farming	6
John Ed Gregson	65	Director	President of Company	10
Harold W. Hardwick	59	Director; President of Company President of Bank	Bank President	6
Stephen B. Meyer	55	Director	Accountant	11
C.B. Moery, Jr.	65	Chairman of the Board, Director	Farming	21
W.D. Stewart, Jr.	54	Director	Dentist	22
Paul Hall	60	Executive Vice President of Bank	Bank Officer	14

Name	Age	Position	Principal Occupation	Years of Service with Company and/or Bank
Ricky Harrison	53	Senior Vice President of Bank	Bank Officer	18
Steve Horton	49	Senior Vice President of Bank	Bank Officer	14
Connie Watts	56	Senior Vice President of Bank	Bank Officer	33
Shelby Mitchell	49	Senior Vice President of Bank	Bank Officer	31
Bill Elliott	49	Senior Vice President of Bank	Bank Officer	2

Each of the officers of the Company serve at the discretion of the Board of Directors, and each of the officers of the Bank serve at the discretion of its Board of Directors. There are no family relationships among any of the directors or executive officers of the Company or the Bank. All Company and Bank directors hold office until the next meeting of stockholders and until their successors are elected and qualified.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information regarding the ownership of Common Stock of the Company by (i) each of the three highest paid persons who are currently officers and/or directors of the Company and/or the Bank; (ii) all current executive officers and directors of the Company and the Bank as a group; and (iii) stockholders that own 5% or more of the Company's Common Stock, as of March 31, 2007.

Name and Address	Common Shares Owned Direct (Indirect)	Percent of Common Stock Owned Direct (Indirect)
The First National Bank of Wynne Employee Stock Ownership Plan c/o Trust Dept. P.O. Box 129 Wynne, AR 72396	27,542	9.7255%
Doyl E. and Aletha Brown 1314 E. Hamilton Wynne, AR 72396	16,167 (4,316)	5.71% (1.52%)
Bobby Caldwell 1112 Oakwood Drive Wynne, AR 72396	5,076.3369 (62.5113)	1.79% (.02%)
Danny Clements 2106 Crafts Lane Jonesboro, AR 72401	2,730.4318 (395.5710)	0.96% (0.14%)
John Ed Gregson 11807 Horseshoe Circle Hughes, AR 72348	4,974.7667 (2,294.9190)	1.76% (0.81%)
Stephen B. Meyer, Jr. 1145 Hamilton Wynne, AR 72396	4,429.1218 (1,659.2747)	1.56% (0.58%)
C.B. Moery, Jr. 1600 Hamilton Wynne, AR 72396	1,216.4037 (8,183.7446)	0.43% (2.89%)

Name and Address	Common Shares Owned Direct (Indirect)	Percent of Common Stock Owned Direct (Indirect)
W.D. Stewart, Jr. 1105 Highway 64 East Wynne, AR 72396	1,644.7155 (5,704.5662)	0.58% (2.02%)
Paul Hall 1763 Peterson Road Wynne, AR 72396	215.8340 (351.3376)	0.08% (0.12%)
Harold W. Hardwick 1603 E. Hamilton Wynne, AR 72396	1,286.7894 N/A	.4544% N/A
Executive Officers and Directors as a Group (13 Persons)	23,542.0983 (17,799.6089)	8.31% (6.29%)

REMUNERATION OF DIRECTORS AND OFFICERS

The following table summarizes the aggregate annual remuneration paid by the Company and the Bank during the fiscal year ended December 31, 2006 to their chief executive officer, and to all executive officers and directors of the Company and the Bank as a group. No other officer or director received aggregate compensation in excess of $100,000.

Name of individual or identity of group	Position with the Company	Aggregate Cash Compensation
Harold W Hardwick	President and CEO Bank; President of Company	$239,159.47
All executive officers and directors as a group (13 persons)		$963,474.07

(1) This aggregate cash compensation includes salaries as President of the Company and the Bank and Board fees. It does not include any contribution to the ESOP or profit sharing contributions by the Company, as such information is not available but the amount would be nominal.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form, such as salary, bonus or retirement allowance) has been given or offered to any stockholder, officer or director or any member of the immediate family thereof of the Bank or the Company in connection with the shares offered hereby.

The officers and directors of the Company and members of their immediate families and businesses in which these individuals may hold controlling interests, are customers of the Company and the Bank, and it is anticipated that such parties will continue to be customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.

Occasionally directors and officers of the Company and/or the Bank and members of their immediate families are customers of the Bank and have transactions with the Bank in the ordinary course of business. All material transactions have been made on the same terms as with any other customer and have not involved more than a normal risk. Actual loan information for current directors and executive officers as of March 31, 2007 is as follows:

Loans to Directors

President Harold W. Hardwick has no loans at this time.

Director John Ed Gregson has no loans at this time.

Chairman C. B. Moery Jr.:

1. Individual unsecured RLOC loan in the amount of $400,000.00 with an outstanding balance of $10.00 at 9.50% variable rate.

2. He is the owner of Woodlawn Farm, Inc. which has a secured RLOC in the amount of $400,000.00 with a balance of $10.00 at 9.50% variable rate.

3. He is a partner in Caney Creek Farms II, A General Partnership which has a secured RLOC in the amount of $800,000.00 which has a balance of $92,010.00 at 9.50% variable rate.

4. He is a member of Caldwell-Moery Properties LLC which has:

   A. Secured loan in the amount of $271,831.28 with a rate of 8.25% variable.

   B. An unsecured loan with a balance of $98,997.44 at 8.25% variable rate.

   C. A secured loan with an outstanding balance of $228,506.00 is at 8.25% variable rate.

   D. A secured $180,000.00 LOC loan with an outstanding balance of $171,500.00 at 8.25% variable.

5. Mr. Moery is an officer in Eaton-Moery Environmental Services, Inc. which has the following loans:

   A. Letter of Credit in the amount of $228,000.00, secured, at 10.50% variable rate if funded

   B. Letter of Credit in the amount of $100,000.00, secured, at 5.75% if funded

Director Bobby Caldwell has 7 secured loans as follows:

1. Loan with a balance of $195,430.97 at 8.664%
2. Loan balance of $103,990.01 at 8.25% variable rate
3. Loan with a balance of $31,000.00 at 9.25% variable rate
4. Loan balance of $195,017.60 at 8.669%
5. Loan balance of $34,362.66 at 8.375%
6. Loan balance of $95,000.00 at 8.25% variable rate
7. Secured line of credit in the amount of $300,000.00 with a balance of $269,300.00 at 8.25% variable rate

Mr. Caldwell has 3 unsecured loans:

1. $20,050.00 at 9.25% variable rate
2. $45,000.00 at 9.25% variable rate
3. $25,050.00 at 9.25% variable rate

He has an unsecured credit card with a limit of $15,000.00.

He is an officer in Combined Media Group, Inc. It has a secured loan with a balance of $145,001.53 at 7.95% and a secured loan in the amount of $68,169.57 at 8.95%.

Director Danny Clements has an individual secured loan in the amount of $110,000.00 at 8.25% variable rate. He also has a secured loan for $203,804.71 at 8.25% variable rate along with a secured loan in the amount of $93,500.00 at 8.25% variable rate. He has an unsecured RLOC loan of $100,000.00 with a balance of $70,001.00 at 8.50% variable rate.

He is an officer in Clements and Jennings Farms, A Partnership, which has an unsecured revolving line of credit in the amount of $450,000.00 with a balance of $395,000.00 at a variable rate of 8.50% and an unsecured loan of $10,000.00 at the rate of 7.95%.

He is also an officer in SP Farms, Inc. which has a secured RLOC loan in the amount of $225,000.00 at 8.50% variable rate with an outstanding balance of $80,000.00 and a secured loan in the amount of $8,000.00 at 7.95%.

In addition, he is an officer in TC Farms, Inc., which has a $200,000.00 secured RLOC with a balance of $88,000.00 at 8.50% variable rate. There is also a secured loan with a balance of $7,000.00 at 8.25% variable rate.

He is the president of Danny Clements Farms, Inc. with an unsecured $10,000.00 loan at

9.50% variable rate.

He is an officer in the Cedar Valley Land Co., Inc. with the following 2 loans:

$133,541.81 at 6.00%; $41,487.43 at 8.95%

Director W. D. Stewart Jr. has a secured loan which is a revolving line of credit in the amount of $100,000.00 with a balance of $23,001.00 at 8.25% variable rate. There is an unsecured loan with a balance of $84,229.43 at 8.25% variable rate. There is an unsecured revolving line of credit in the amount of $100,000.00 with an outstanding balance of $9.00 at 8.25% variable rate. Mr. Stewart also has an unsecured loan with a balance of $77,117.38 with a variable rate of 8.25%.

He has an unsecured credit card with a limit of $5,000.00. His daughter has a credit card limit of $5,000.00.

Director Stephen D. Meyer has a secured RLOC in the amount of $307,477.52 with a current balance of $117,468.33 at 8.25% variable rate. He also has a secured RLOC in the amount of $125,050.00 with a balance of $74,050.00 at 8.25%. He is a co-maker on a credit card with a limit of $1,000.00 for his daughter.

He has a secured loan in the name of Meyer & Ward CPAs, PA, with a balance of $7,776.15 at 8.25% variable rate.

Loans to Executive Officers

Executive Vice President, Paul Hall, has a $28,900.00 secured RLOC loan with a balance of $713.00 at 6.30%. He has a credit card limit of $5,000.00.

Ricky Harrison, Sr. Vice President, has the following secured loans:

1. Balance of $12,557.67 at 7.85%
2. Balance of $6,399.03 at 6.95%
3. Balance of $16,764.21 at 6.95%
4. Balance of $8,771.90 at 6.95%
5. Balance of $15,745.46 at 8.75%
6. Balance of $5,525.00 at 8.95%
7. Balance of $12,557.67 at 7.95%

He has an unsecured credit card with a limit of $5,000.00. He is a co-maker on his daughter's credit card of $500.00.

Steve Horton, Sr. Vice President, has an unsecured credit card with a limit of $2,000.00.

Connie Watts, Sr. Vice President, has a secured loan with a balance of $26,153.17 at 10.50%. She has an unsecured credit card limit of $1,500.00.

Shelby Mitchell, Sr. Vice President, has a secured loan with a balance of $21,300.56 at 7.95%:

She has a credit card limit of $1,000.00 which is unsecured. She is a guarantor on a credit card with her son for $500.00. She also is a guarantor on a credit card with her daughter for $500.00.

LEGAL PROCEEDINGS

Neither the Company nor the Bank is a party to any material legal proceedings other than ordinary routine litigation incidental to their businesses.

SUPERVISION AND REGULATION

The Company

The Company is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve Board. The Company is subject to examination by the Federal Reserve Board.

The Company is required to file with the Federal Reserve Board quarterly reports and other information regarding the business obligations of the Company and its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve approval before it may (i) merge or consolidate with another bank holding company; (ii) acquire, directly or indirectly, ownership or control of voting shares of a bank, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank, except where fifty percent (50%) or more is owned prior to the acquisition; or (iii) acquire substantially all the assets of any bank.

The Bank Holding Company Act provides that the Federal Reserve Board shall not approve any acquisition, merger or consolidation which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. Further, the Federal Reserve Board may not approve any other proposed acquisition or merger or consolidation, the effect of which might be to substantially lessen competition or to tend to create a monopoly in any section of the country, or which in any manner would be in restraint of trade, unless the anti-competitive effect of the proposed transaction is clearly outweighed in favor of public interests by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The act prohibits a bank holding company from acquiring in excess of 5% of the voting shares or substantially all the assets of a bank located outside the state in which the operations of the banking subsidiaries of the bank holding company are principally conducted, unless such acquisition is specifically authorized by the laws of the state in which the bank is located.

A bank holding company also is prohibited with limited exceptions from engaging directly or indirectly through its subsidiaries in activities unrelated to banking or managing or controlling banks. One exception to this limitation permits ownership of a company engaged solely in furnishing services to a bank; another permits ownership of shares of a company, all the activities of which the Federal Reserve Board has determined after due notice and opportunity for hearing, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. Moreover, under the 1970 amendments to the Bank Holding Company Act and to the Board's regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extension of credit or provision of any property or service. Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extension of credit to the bank holding company or to any of its other subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral on any loans to any borrower.

The Gramm-Leach-Bliley Financial Modernization Act of 1999 was enacted on November 12, 1999. The Act permits bank holding companies meeting certain management, capital, and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than permitted previously, including insurance underwriting and merchant banking activities. The Act repeals sections 20 and 32 of the Glass Steagall Act, permitting affiliations of banks with securities firms and registered investment companies. The Act authorizes a new type of bank holding company known as a financial holding company, permitting banks to be owned by security firms, insurance companies and merchant banking companies and visa-versa. Some of these affiliates are also permissible for bank subsidiaries. The Act gives the Federal Reserve Board authority to regulate financial holding companies, but provides for functional regulation of subsidiary activities.

The Act also modifies financial privacy and community reinvestment laws. The new financial privacy provisions generally prohibit financial institutions such as the Holding Company from disclosing non-public personal financial information to third parties unless customers have the opportunity to opt out for the disclosure. The Act also magnifies the consequences of a bank receiving less than a satisfactory Community Reinvestment Act rating, by freezing new activities until the institution achieves a better Community Reinvestment Act rating. While the Board of Directors believes that it meets the standards necessary to elect financial holding company status, at this time the Board of Directors has no plans to elect such status for the Holding Company since there are no current plans to engage in the additional activities to entities electing such status. However, the Board may choose to elect financial holding company status for the Holding Company in the future.

First National Bank of Wynne

The First National Bank of Wynne is incorporated under the federal banking laws. The Bank is subject to the supervision of the Office of the Comptroller of the Currency ("OCC") and to regular examination by such offices. The Bank provides deposit insurance to its customers by membership in the Federal Deposit Insurance Corporation ("FDIC").

Federal banking laws and the rules and regulations of the OCC regulate the banking activity of the Bank. Regulations include, but are not limited to, required reserves, permitted investments, loans, mergers and consolidations, issuance of securities, payment of dividends and establishment of branches. The Federal Deposit Insurance Act prohibits a bank insured by the FDIC from paying dividends if the bank is in default in the payment of any assessments due the FDIC.

The monetary policies of regulatory authorities, including the Federal Reserve Board, have a significant effect on the operating results of banks and bank holding companies. The Federal Reserve Board regulates the national supply of bank credit by open market operations in

United States government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In addition, numerous statutory and regulatory changes have occurred in the last few years which may have an effect on the Bank and the Company.

In 1982, the Garn-St. Germain Depository Institutions Act became a federal law. This Act allowed greater flexibility in bank activities and resulted in changes in numerous statutes and regulations affecting banks and bank holding companies. In August 1989, the Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA") was enacted. FIRREA, among other things, abolished the Federal Savings & Loan Insurance Corporation and established two new insurance funds under the jurisdiction of the FDIC. FIRREA also permits bank holding companies to acquire savings associations, subject to appropriate regulatory approvals. The entities acquired may operate as separate savings association affiliates, be converted into banks, or, if certain conditions are satisfied, merged into existing bank affiliates.

In December 1991, Congress approved the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "Improvement Act"). The Improvement Act contains supervisory reforms, including a requirement for annual on-site examinations of depository institutions; requires each insured depository institution with assets in excess of $500 million to submit an annual report on its financial condition and management with a separate report from the institution's independent public accountants on management's assertions in the report; requires the FDIC to prescribe regulations mandating annual independent audits by an independent public accountant; requires each institution to have an independent audit committee made up of outside directors; requires prompt notice of termination of an accountants services; authorizes the federal regulators to assess institutions for the costs of conducting regular or special examinations; and, revises rules on application to the FDIC for deposit insurance. The Improvement Act also contains accounting reforms, including a requirement that federal regulators set uniform accounting standards, including off-balance sheet items and a method for supplemental market-value disclosure; and requires the federal regulators to prescribe regulations requiring institutions to submit information in their Call Reports on small business and farm lending.

The Improvement Act contains prompt regulatory action provisions which establish a detailed regulatory program generally based upon five capital categories. The program can affect capital distributions, management fees, affiliate transactions, interest rates paid, election of directors, employment and compensation of senior executive officers, divestiture of subsidiaries, etc. The prompt regulatory action provisions also require the bank regulators to prescribe new standards for safety and soundness, including internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate exposure; asset growth; compensation, fees and benefits; maximum ratio of classified assets to capital; minimum earnings sufficient to absorb losses; and minimum ratio of market value to book value. Other provisions of the Improvement Act continue restrictions on brokered deposits;

require the FDIC to establish a risk-based assessment system; generally restrict insured state banks to activities permitted for national banks, unless otherwise determined by the FDIC; require the regulators to adopt uniform regulations on real estate lending; require the regulators to review their capital standards; recodify and expand existing rules on restricting extensions of credit to insiders and provide backup enforcement authority for the FDIC.

The Company and the Bank are unable to predict the nature or the extent of the effects on their business and earnings, which fiscal or monetary policies, economic controls, or new federal or state legislation may have in the future.

Bank of Harrisburg

On August 1, 2005, the Company acquired the Bank of Harrisburg, Harrisburg, Arkansas. The Bank of Harrisburg was an Arkansas state chartered bank subject to the supervision of the FDIC and the Arkansas Bank Department. In January 2006, the Bank of Harrisburg was merged with and into the First National Bank of Wynne and the Bank of Harrisburg no longer exists as a separate banking entity.

Capital Adequacy

The federal banking agencies have adopted risk-based capital guidelines for banks and bank holding companies. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%, and the minimum ratio of 4% of Tier 1 Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. At December 31, 2006, the First National Bank of Wynne's Tier 1 Risk Based Capital and Total Risk Based Capital ratios were 15.04% and 16.29%, respectively.

In addition, the federal banking agencies have established minimum leverage ratio guidelines for banks and bank holding companies. Their guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio") of 3% for banks that meet certain specific criteria, including having the highest regulatory rating. All other banks generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The First National Bank of Wynne's Leverage Ratio at December 31, 2006 was 10.05%. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain a strong capital position substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "Tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and to certain restrictions on its business.

At December 31, 2006, the First National Bank of Wynne's Tier 1 Leverage Ratio was 10.05%, its Tier 1 Risk-Based Capital Ratio was 15.04%, and its Total Risk-Based Capital Ratio was 16.29%, all in excess of FDIC guidelines for a "well capitalized" bank.

EXPERTS

The consolidated financial statements of the Company and subsidiaries as of December 31, 2006 and 2005 and for each of the years in the two year period ended December 31, 2006 have been included herein in reliance upon the reports of Reynolds, Bone & Griesbeck, P.L.C., Certified Public Accountants, included herein and upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Common Stock offered hereby has been passed upon for the Company by Gerrish McCreary Smith, PC, Attorneys, 700 Colonial, Suite 200, Memphis, Tennessee 38117.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Articles of Incorporation of First National Corporation of Wynne contain the following indemnification provision:

> To the fullest extent permitted by the Arkansas Business Corporation Act as it now exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director.

The Bylaws of First National Corporation of Wynne contain the following indemnification provisions:

> **Section 1:** Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of the State of Arkansas, as amended and as the same may be amended thereafter, against all

expenses, liabilities, and losses (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any lawful manner by such person. Such right of indemnification shall not be exclusive of any other right which director or officer may have or hereafter acquire and, without limiting the generality of such statement, he shall be entitled to his right of indemnification under any agreement, vote of stockholders, provision of law, or otherwise, as well as his rights under this section.

Section 2: The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have power to indemnify such person.

Section 3: Expenses incurred by a director or officer of the Corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is, or was, a director or officer of another corporation, (or as its representative in a partnership, joint venture, trust or other enterprise) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by, or on behalf of, such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by relevant provisions of the Arkansas Business Corporation Act of 1987 as the same now exists or as it may hereafter be amended.

Section 4: If any provision of this Article or the application thereof to any person or circumstance is adjudicated invalid, such invalidity shall not affect other provisions or applications of the Article which lawfully can be given without the invalid provision or application.

The directors and officers of the Company are covered by an insurance policy in the amount of $2,000,000, by Bank Insure.

No person has been authorized to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Offering Circular. This Offering Circular does not constitute an offer to sell, or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer.

This Offering Circular does not contain all the information set forth in the Offering Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to the Company and the securities offered hereby. The Offering Statement may be inspected without charge at the offices of the Commission 450 Fifth Street, NW, Washington, DC 20549, and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

EXHIBIT A

FIRST NATIONAL CORPORATION OF WYNNE AND SUBSIDIARY

Consolidated Financial Statements
Years Ended December 31, 2006 and 2005

Contents

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First National Corporation of Wynne
Wynne, Arkansas

We have audited the accompanying consolidated balance sheet of First National Corporation of Wynne and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Corporation of Wynne and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reynolds, Bone & Griesbeck PLC

May 7, 2007

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

CONSOLIDATED BALANCE SHEET

First National Corporation of Wynne and Subsidiaries
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and due from banks	$ 7,398,493	$ 8,327,483
Interest-bearing deposits with banks	7,298,267	31,746
Federal funds sold	12,675,000	-
Total cash and cash equivalents	27,371,760	8,359,229
Securities held to maturity	-	1,191,928
Securities available for sale	68,171,989	65,423,222
Loans, net of allowance for loan losses	133,628,766	149,149,440
Premises and equipment, net	2,936,170	2,982,754
Accrued interest receivable	3,119,776	2,897,314
Real estate acquired by foreclosure	296,127	233,607
Equity in net assets of affiliate	3,952,580	-
Goodwill	4,798,092	4,798,092
Core deposit intangible	2,162,052	2,413,942
Other assets	5,013,508	5,661,059
Total assets	$251,450,820	$243,110,587
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 38,009,169	$ 31,076,483
Time deposits of $100,000 and over	60,387,500	45,950,150
Other interest-bearing	114,468,666	117,429,773
Total deposits	212,865,335	194,456,406
Federal funds purchased	-	6,800,000
Securities sold under agreements to repurchase	261,544	261,544
Other borrowed funds	2,233,952	9,215,863
Accrued interest payable	692,756	434,549
Other liabilities	1,408,219	1,109,132
Total liabilities	217,461,806	212,277,494
Stockholders' equity		
Common stock, $.01 par value, 580,000 shares authorized, 276,484 and 273,236 shares issued in 2006 and 2005, respectively	2,765	2,732
Surplus	5,467,421	5,090,814
Retained earnings	28,422,254	26,098,369
Accumulated other comprehensive income (loss)	96,574	(358,822)
Total stockholders' equity	33,989,014	30,833,093
Total liabilities and stockholders' equity	$251,450,820	$243,110,587

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

First National Corporation of Wynne and Subsidiaries
Years Ended December 31, 2006 and 2005

	2006	2005
Interest and dividend income		
Loans, including fees	$ 12,419,405	$ 10,193,667
Debt securities		
Taxable	1,897,311	1,154,606
Tax-exempt	753,600	743,174
Interest-bearing deposits with banks	232,028	74,283
Federal funds sold	227,948	136,829
Dividends	63,750	36,120
Total interest and dividend income	15,594,042	12,338,679
Interest expense		
Deposits	5,009,153	2,666,903
Other borrowed funds	425,057	546,110
Total interest expense	5,434,210	3,213,013
Net interest income	10,159,832	9,125,666
Provision for loan losses	160,000	200,000
Net interest income after provision for loan losses	9,999,832	8,925,666
Noninterest income		
Service charges on deposit accounts	1,209,209	1,120,236
Trust income	54,528	81,565
Other charges and fees	263,620	271,432
Investment securities losses	(14,559)	(158,287)
Gain (loss) on sale of other real estate owned	(31,418)	37,132
Other	103,923	53,418
	1,585,303	1,405,496
Noninterest expense		
Salaries	2,999,917	2,751,911
Employee benefits	654,209	610,359
Occupancy and equipment, net	818,625	757,280
Amortization of intangibles	251,890	104,954
Other	1,865,597	1,762,549
	6,590,238	5,987,053
Income before income taxes	4,994,897	4,344,109
Income taxes	1,604,888	1,340,326
Income before equity in net loss of affiliate	3,390,009	3,003,783
Equity in net loss of affiliate	(156,370)	-
Net income	$ 3,233,639	$ 3,003,783

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

First National Corporation of Wynne and Subsidiaries
Years Ended December 31, 2006 and 2005

	Common Stock	Surplus
Balance at December 31, 2004	$ 2,679	$ 4,586,889
Comprehensive income		
Net income	-	-
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the year, net of taxes of $254,921	-	-
Less reclassification adjustment, net of taxes of $14,645	-	-
Total comprehensive income		
Common stock issued under dividend reinvestment plan	29	313,503
Stock repurchased and retired	(1)	(10,707)
Common stock issued upon exercise of stock options, including tax benefit of $53,654	25	201,129
Cash dividends declared, $2.90 per share	-	-
Reduction of ESOP debt offset	-	-
Balance at December 31, 2005	2,732	5,090,814
Comprehensive income		
Net income	-	-
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the year, net of taxes of $248,780	-	-
Less reclassification adjustment, net of taxes of $2,081	-	-
Total comprehensive income		
Common stock issued under dividend reinvestment plan	33	376,607
Cash dividends declared, $3.30 per share	-	-
Balance at December 31, 2006	$ 2,765	$ 5,467,421

See notes to consolidated financial statements.

Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP Debt Offset	Total
$ 23,881,363	$ 29,075	$ (103,501)	$ 28,396,505
3,003,783	-	-	3,003,783
-	(411,539)	-	(411,539)
-	23,642	-	23,642
			(387,897)
			2,615,886
-	-	-	313,532
-	-	-	(10,708)
-	-	-	201,154
(786,777)	-	-	(786,777)
-	-	103,501	103,501
26,098,369	(358,822)	-	30,833,093
3,233,639	-	-	3,233,639
-	458,756	-	458,756
-	(3,360)	-	(3,360)
			455,396
			3,689,035
-	-	-	376,640
(909,754)	-	-	(909,754)
$ 28,422,254	$ 96,574	$ -	$ 33,989,014

CONSOLIDATED STATEMENT OF CASH FLOWS

First National Corporation of Wynne and Subsidiaries
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 3,233,639	$ 3,003,783
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(168,472)	(184,416)
Premium amortization	602,768	784,990
Discount accretion	(164,269)	(43,321)
Investment securities losses	14,559	158,287
Depreciation and amortization	362,882	333,285
Provision for loan losses	160,000	200,000
Amortization of intangibles	251,890	104,954
Equity in net loss of affiliate	156,370	-
Changes in assets and liabilities, net of effects of acquisition of The Bank of Harrisburg in 2005		
Accrued interest receivable	(222,462)	(453,071)
Other assets	569,324	(449,086)
Accrued interest payable	258,207	145,205
Other liabilities	279,087	101,076
Net cash provided by operating activities	5,333,523	3,701,686
Cash flows from investing activities		
Activity in available for sale securities:		
Sales	-	1,827,701
Maturities, prepayments and calls	21,068,277	13,641,885
Purchases	(22,356,079)	(17,132,022)
Net (increase) decrease in loans	14,812,049	(8,878,213)
Proceeds from sale of premises and equipment	-	15,000
Additions to premises and equipment	(316,298)	(300,837)
Disposition of real estate acquired by foreclosure, net	486,105	585,956
Investment in affiliate	(4,108,950)	-
Acquisition of The Bank of Harrisburg	-	(13,234,377)
Net cash provided by (used for) investing activities	9,585,104	(23,474,907)

Continued

CONSOLIDATED STATEMENT OF CASH FLOWS

First National Corporation of Wynne and Subsidiaries
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from financing activities		
Net increase (decrease) in deposits	$ 18,408,929	$(10,309,304)
Increase (decrease) in federal funds purchased	(6,800,000)	5,200,000
Proceeds from other borrowed funds	1,590,000	244,858,000
Repayment of other borrowed funds	(8,571,911)	(238,893,037)
Decrease in loan to ESOP	-	103,501
Exercise of stock options	-	147,500
Dividends paid	(533,114)	(473,245)
Purchase of common stock	-	(10,708)
Net cash provided by financing activities	4,093,904	622,707
Change in cash and cash equivalents	19,012,531	(19,150,514)
Cash and cash equivalents at beginning of year	8,359,229	27,509,743
Cash and cash equivalents at end of year	$ 27,371,760	$ 8,359,229

Supplemental cash flow information:		
Interest paid	$ 5,176,003	$ 3,067,808
Income taxes paid	1,680,092	1,538,319
Change in net unrealized securities gains (losses), net of taxes	455,396	(387,897)
Real estate acquired by foreclosure	548,625	296,000
Tax benefit from exercise of stock warrants	-	53,654

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First National Corporation of Wynne (the Company) is a bank holding company that owns 100 percent of the outstanding common stock of The First National Bank of Wynne (the Bank). See note 15 regarding ownership of The Bank of Harrisburg. The Company offers banking and financial services to retail and commercial customers principally in Wynne and Harrisburg, Arkansas and Cross and contiguous counties.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and the Banks. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management generally obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

Continued

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and stated at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Federal Home Loan Bank stock, included in other assets, is carried at cost, which approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans

Loans are stated at the amount of unpaid principal, net of unearned fees and an allowance for loan losses. Interest income is calculated by using the simple interest method on daily balances of the principal amount outstanding. Direct loan origination costs are deferred and amortized as an adjustment to yield.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Generally, accrual of interest is discontinued on loans past due 90 days or more unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

Continued

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on trends in loan portfolio risks and concentrations. An unallocated component, based on historical loss experience, is maintained to cover uncertainties that could affect management's estimate of probable losses. This component reflects the margin of imprecision inherent in the underlying assumptions used in methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis generally by the fair value of collateral securing the loan.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Long-lived Assets

Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets. Costs of additions, replacements or improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in an acquisition accounted for using the purchase method. At December 31, 2006 and 2005, the Company had goodwill in the amount of $4,798,092 as a result of acquiring The Bank of Harrisburg in August 2005.

Identifiable intangible assets consist of a $2,518,896 core deposit intangible that is being amortized using the straight-line method over a period of 10 years. Accumulated amortization was $356,844 and $104,954 at December 31, 2006 and 2005, respectively. Amortization expense for each of the next 5 years is estimated to be $251,890.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In addition, goodwill is reviewed for impairment annually. For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of an asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. For goodwill, if the carrying amount of goodwill exceeds the implied fair value of goodwill (as defined by Statement of Financial Standards (SFAS) No. 142), an impairment loss is recognized in an amount equal to the excess.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Real Estate Acquired by Foreclosure

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Income Taxes

The Company and the Banks file consolidated income tax returns. Pursuant to a tax-sharing agreement between them, the Banks pay to the Company the amount of any income tax benefit created by the Company's taxable loss.

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Comprehensive Income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a single component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Continued

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, to account for stock-based compensation costs. The Company previously accounted for such costs in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the market price of the stock at the grant date over the amount a recipient must pay to acquire the stock. Under APB Opinion No. 25, no compensation cost was recognized for the Company's stock options because the exercise price equals the market price on the date of grant.

SFAS No. 123(R) requires recognition of the cost of employee services received in exchange for awards of share-based compensation based on the grant-date fair value of the awards with the cost to be recognized over the vesting period and will apply prospectively to any new awards granted.

2. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, follows:

	Held To Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
States and political subdivisions	$ -	$ -	$ -	$ -
December 31, 2005				
States and political subdivisions	$ 1,191,928	$ 34,057	$ 2,362	$ 1,223,623

Continued

	Available For Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
U.S. Treasury	$ 247,481	$ -	$ 5,411	$ 242,070
U.S. Government agencies and corporations	18,567,411	-	389,728	18,177,683
States and political subdivisions	18,732,733	215,998	131,110	18,817,621
Mortgage-backed securities	30,640,762	160,272	106,084	30,694,950
Other debt securities	247,874	-	8,209	239,665
	$ 68,436,261	$ 376,270	$ 640,542	$ 68,171,989
December 31, 2005				
U.S. Treasury	$ 246,738	$ -	$ 5,673	$ 241,065
U.S. Government agencies and corporations	29,120,270	-	723,938	28,396,332
States and political subdivisions	18,545,558	177,501	273,302	18,449,757
Mortgage-backed securities	18,229,336	41,463	174,179	18,096,620
Other debt securities	247,688	-	8,240	239,448
	$ 66,389,590	$ 218,964	$ 1,185,332	$ 65,423,222

During 2006, the Company transferred all of it's held to maturity securities to the available for sale category. The net carrying amount of these securities at the time of the transfer was $1,191,928 and the net unrealized gain was $31,695. The transfer was made to increase flexibility in responding to future changes.

Continued

Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Held To Maturity			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2006				
States and political subdivisions	$ -	$ -	$ -	$ -
December 31, 2005				
States and political subdivisions	$ -	$ -	$ 2,362	$ 197,638

	Available For Sale			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2006				
U.S. Treasury	$ -	$ -	$ 5,411	$ 242,070
U.S. Government agencies and corporations	24,787	2,012,500	364,941	16,165,183
States and political subdivisions	1,713	506,539	129,397	7,430,930
Mortgage-backed securities	22,893	6,296,821	83,191	6,976,572
Other debt securities	-	-	8,209	239,665
	$ 49,393	$ 8,815,860	$ 591,149	$ 31,054,420

Continued

	Available For Sale			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2005				
U.S. Treasury	$ 5,673	$ 241,065	$ -	$ -
U.S. Government agencies and corporations	72,117	4,044,298	651,821	24,352,034
States and political subdivisions	229,721	7,872,970	43,581	2,180,846
Mortgage-backed securities	87,311	8,315,540	86,868	4,849,059
Other debt securities	8,240	239,448	-	-
	$ 403,062	$ 20,713,321	$ 782,270	$ 31,381,939

Management evaluates securities for other-than-temporary impairment on a periodic basis. Consideration is given to (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

During 2006 and 2005, the Company wrote down certain municipal securities to fair market value. Write-downs of $20,000 in 2006 and $120,000 in 2005 were due to a decline in the fair value of the securities which, in the opinion of management, was considered to be other-than-temporary. The write-downs are included in investment securities gains (losses) in the consolidated statement of income. No other declines in fair value are deemed to be other-than-temporary. The declines in value noted above are generally attributable to changes in market interest rates.

Continued

The amortized cost and approximate fair values of debt securities at December 31, 2006 by contractual maturity are as follows:

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ 7,631,567	$ 7,558,894
Due in one to five years	-	-	13,262,467	12,934,648
Due in five to ten years	-	-	9,298,373	9,189,956
Due after ten years	-	-	7,603,092	7,793,541
	-	-	37,795,499	37,477,039
Mortgage-backed securities	-	-	30,640,762	30,694,950
	$ -	$ -	$ 68,436,261	$ 68,171,989

Proceeds from sales of securities available for sale, gross realized gains and gross realized losses on such sales were as follows:

	2006	2005
Proceeds from sales	$ -	$ 1,827,701
Gross realized gains	$ -	$ -
Gross realized losses	-	(38,287)
Net realized losses	$ -	$ (38,287)

Investment securities with aggregate carrying value of $60,726,000 and $42,996,000 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Continued

3. LOANS

A summary of loans by category follows:

	2006	2005
Construction and land development	$ 6,828,931	$ 7,453,638
Farmland	13,619,861	15,946,433
1-4 family residential real estate	23,304,098	26,892,857
Other real estate	31,403,030	27,354,014
Agricultural	27,414,377	33,921,524
Commercial	25,903,954	31,261,151
Consumer	8,040,012	8,044,307
Other	468,820	1,554,251
	136,983,083	152,428,175
Less: Unearned interest and fees	86,932	64,458
Allowance for loan losses	3,267,385	3,214,277
	$ 133,628,766	$ 149,149,440

Direct and indirect loans to executive officers and directors and their related interests totaled approximately $6,530,000 and $5,820,000 at December 31, 2006 and 2005, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers and do not involve more than normal risk of collectibility.

The Company evaluates the credit risk of each customer on an individual basis and when deemed appropriate, collateral is obtained. Collateral varies by individual loan customer, but may include accounts receivable, inventory, real estate, equipment, deposits, agricultural crops and livestock, personal guarantees and general security agreements. Access to collateral is dependent upon the type of collateral obtained. On a regular basis, the Company monitors its collateral position relative to the loan balance outstanding and takes the appropriate action, as necessary.

The Company primarily grants commercial, agribusiness, residential and consumer loans to customers in Wynne and Harrisburg, Arkansas and Cross and contiguous counties, all of which are affected by the general economic conditions of the area. Although the Company reviews the diversification of the loan portfolio on a regular basis to avoid concentrations of credit risk, the overall quality of the loan portfolio and the borrowers' ability to repay the loans are, to some extent, affected by the health of the local economy taken as a whole. As of December 31, 2006 and 2005, the Company had a significant concentration of loans to customers in the agricultural sector.

Continued

Activity in the allowance for loan losses was as follows:

	2006	2005
Balance at beginning of year	$ 3,214,277	$ 2,516,388
Allowance of purchased institution at acquisition date	-	541,537
Provision for loan losses	160,000	200,000
Loans charged-off	(210,566)	(100,819)
Recoveries	103,674	57,171
Balance at end of year	$ 3,267,385	$ 3,214,277

There were no loans at December 31, 2006 and 2005 classified as impaired. At December 31, 2006 and 2005, the Banks had nonaccrual loans of approximately $801,000 and $1,057,000, respectively, for which impairment had not been recognized. Interest income that would have been earned if nonaccrual loans had performed in accordance with their original terms was approximately $56,000 and $70,000 in 2006 and 2005, respectively. Loans past due 90 days or more and still accruing interest totaled approximately $0 and $44,000, at December 31, 2006 and 2005, respectively. There were no commitments to lend additional funds in connection with nonaccrual loans.

4. PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

	2006	2005
Land	$ 684,207	$ 684,207
Buildings and leasehold improvements	4,166,882	4,023,329
Equipment, furniture and fixtures	3,457,891	3,285,145
	8,308,980	7,992,681
Less accumulated depreciation and amortization	5,372,810	5,009,927
	$ 2,936,170	$ 2,982,754

Continued

5. DEPOSITS

At December 31, 2006, scheduled maturities of certificates of deposit are as follows:

2007	$ 97,396,300
2008-2009	2,836,400
2010-2011	5,334,700
	$ 105,567,400

6. OTHER BORROWED FUNDS

FHLB Advances

Advances payable to the Federal Home Loan Bank totaled $2,233,952 at December 31, 2006 and $3,215,863 at December 31, 2005. The advances bear interest at fixed rates ranging from 3.59% to 5.76% (2.76% to 4.36% at December 31, 2005). The obligations are secured by the Banks' FHLB stock as well as certain loans or other instruments, which may be pledged.

Principal payments on the advances are due as follows:

2007	$ 136,687
2008	763,681
2009	117,355
2010	124,288
2011	1,091,941

Note Payable to Bank

At December 31, 2005, the Company was indebted to a bank in the amount of $6,000,000 on an unsecured note payable due in December 2006, with interest at the bank's prime rate less .75% payable quarterly. The note was repaid during 2006.

7. RETIREMENT PLANS

The Company sponsors a qualified 401(k) profit sharing plan that allows eligible employees to defer a portion of their salaries. The plan provides for the Company to make matching and annual discretionary contributions to the plan.

Continued

The Company previously sponsored an employee stock ownership plan (ESOP) for the benefit of employees meeting certain minimum age and length of service requirements. During 2006, the ESOP was merged into the Company's 401(k) profit sharing plan. At December 31, 2006, the ESOP owned approximately 10% of the Company's common stock. A loan from the Bank to the ESOP was repaid in 2005.

The Company's expense related to the plans was $115,439 in 2006 and $128,486 in 2005.

8. DEFERRED COMPENSATION

In 2005, the Company established a Performance Compensation Plan providing for the granting of performance shares to certain key employees. Participants are granted performance shares entitling the participants to receive deferred compensation in cash equal to the increase in the per share value of the Company's common stock. In 2005, 2,500 performance shares were granted. The performance shares vest over five years. Compensation expense of $ 16,800 and $30,000 was recognized under the Plan in 2006 and 2005, respectively.

9. INCOME TAXES

Income tax expense consists of the following:

	2006	2005
Current		
Federal	$ 1,524,945	$ 1,278,989
State	248,415	245,753
	1,773,360	1,524,742
Deferred		
Federal	(143,972)	(160,197)
State	(24,500)	(24,219)
	(168,472)	(184,416)
	$ 1,604,888	$ 1,340,326

The reasons for the difference between income taxes on income before income taxes and the amount computed by applying the statutory federal income tax rate of 34% relate to tax-exempt interest income, state income taxes and certain nondeductible expenses.

Deferred income taxes included in other assets in the accompanying consolidated balance sheet consist of:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 1,124,881	$ 1,066,155
Depreciation and amortization	45,395	5,400
Deferred expenses	74,442	61,000
Other real estate owned	43,944	83,950
Intangibles	137,320	40,352
Net unrealized securities losses	101,084	347,783
	1,527,066	1,604,640
Deferred tax liabilities:		
Deferred income	(10,553)	(9,900)
	$ 1,516,513	$ 1,594,740

10. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases real property under agreements classified as operating leases. The Company has options to renew the leases for various terms. Rent expense under the leases was $51,600 and $48,502 in 2006 and 2005, respectively.

Future minimum lease payments at December 31, 2006 are as follows:

2007	$ 44,100
2008	39,100
2009	32,100
2010	19,500
2011	8,800
	$ 143,600

Continued

Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk, interest rate risk and liquidity risk, which are not recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

Financial instruments whose contract amounts represent credit risk at December 31, 2006 and 2005 are as follows:

	2006	2005
Commitments to extend credit	$ 13,027,000	$ 17,748,000
Letters of credit	3,995,000	3,842,000

For commitments to extend credit and letters of credit, the nature and amount of collateral obtained by the Company varies based on management's credit evaluation of the counterparty. Some of the commitments to extend credit and most of the letters of credit are expected to expire without being drawn upon. Accordingly, the face amounts of these off-balance-sheet instruments do not necessarily represent future cash requirements of the Company.

Other

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial position.

Continued

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair value.

Investment securities: Fair values are based on quoted market prices.

Loans: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amount of accrued interest receivable approximates fair value.

Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates fair value.

Borrowings: The carrying amount of federal funds purchased, securities sold under agreements to repurchase, and note payable to bank approximate fair value. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of FHLB advances.

Off-balance-sheet credit-related instruments: The contract amounts of off-balance-sheet lending commitments approximate fair value.

Continued

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 27,371,760	$ 27,371,760	$ 8,359,229	$ 8,359,229
Securities held to maturity	-	-	1,191,928	1,223,623
Securities available for sale	68,171,989	68,171,989	65,423,222	65,423,222
Loans, net	133,628,766	133,250,000	149,149,440	147,500,000
Financial liabilities:				
Deposits	212,865,335	213,150,000	194,456,406	194,465,000
Federal funds purchased	-	-	6,800,000	6,800,000
Securities sold under agreements to repurchase	261,544	261,544	261,544	261,544
Other borrowed funds	2,233,952	2,250,000	9,215,863	9,204,000

The carrying amounts in the preceding table are included in the consolidated balance sheet under the applicable captions.

12. STOCK-BASED COMPENSATION

1998 Plan

In February 1998, the Company established a Nonqualified Stock Option Plan (1998 Plan) and authorized up to 26,800 shares of stock to be issued upon exercise of related options. In June 1998, the Company issued to the directors of the Company options to purchase a total of 20,000 shares of Company stock at an exercise price of $59 per share. The options vested immediately and will terminate if not exercised prior to June 2, 2008. Options for 7,500 shares were exercised in years prior to 2005. No options were exercised in 2006 or in 2005. Options for 12,500 shares were exercisable at December 31, 2006 and 2005.

Continued

In September 1998, the Company issued stock options for 2,500 shares to a key employee with an exercise price of $59 per share. The options vested ratably over a period of five years from the grant date and terminate if not exercised prior to September 22, 2008. Options for 2,500 shares were exercised during 2005.

In January 2004, the Company granted stock options for 2,500 shares to a director and 1,800 shares to a key employee with an exercise price of $99.30 per share. The director options vest immediately and the employee options vest over a period of four years from the grant date. The options will terminate if not exercised prior to December 31, 2013. Options for 4,000 and 3,500 shares were exercisable at December 31, 2006 and December 31, 2005, respectively.

All of the above options are subject to the terms and conditions of the 1998 Plan that gives the Company the right to limit the transferability of the options by the participant. The options are also subject to being immediately revoked and terminated if the board service or employment of the participant is terminated for cause as provided in the Plan.

2006 Plans

During 2006, the Company established an Incentive Stock Option Plan of 2006 and a Non-Qualified Stock Option Plan of 2006 (2006 Plans) and authorized up to 20,000 shares of stock to be issued upon exercise of related options. The maximum number of options to be granted is 7,500 under the Incentive Stock Option Plan and 12,500 under the Non-Qualified Stock Option Plan. In February 2006, the Company granted to an officer of the Company options to purchase a total of 2,896 shares of Company stock at an exercise price of $99.30 per share. One-half of the options vested immediately with the remaining options vesting equally in 2007 and 2008. The options will terminate if not exercised prior to February 2016. No options were exercised in 2006. Compensation expense for the period ended December 31, 2006 was not significant.

The fair value of options granted is estimated using an option pricing model with the following weighted-average assumptions as of the grant date:

Risk-free interest rate	4.5%
Expected life	8 years
Expected volatility	10.0%
Dividend yield	2.5%

13. DIVIDEND REINVESTMENT PLAN

The Company established a Dividend Reinvestment Plan (the Plan) in 1999 (subsequently amended in 2006), which authorizes the issuance of 40,000 shares of common stock to shareholders who choose to reinvest their cash dividends. On a semi-annual basis, shares may be purchased with reinvested dividends without brokerage commissions. The Company issued 3,248 and 2,946 shares under the Plan in 2006 and 2005, respectively.

14. REGULATORY MATTERS

Dividends

The payment of dividends is determined by the Board of Directors after considering various factors including the amount of dividends the Company receives from the Banks. Banking laws and regulations limit the payment of dividends by the Company without prior regulatory approval.

The amount of dividends that the Banks may pay is limited by applicable laws and regulations. Prior regulatory approval is required if dividends declared exceed net earnings of the current year (as defined) plus retained net earnings for the preceding two years. During the years ended December 31, 2006 and 2005, The First National Bank of Wynne paid dividends to the Company of $4,585,000 and $15,350,000, respectively.

Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following tables) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Company and Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent regulatory notification categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Banks will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks' prompt corrective action category.

As a condition for regulatory approval of dividends paid to the Company in 2005, The First National Bank of Wynne has agreed to maintain Tier I capital to average assets of at least 8% and Tier I capital to risk-weighted assets of at least 12%.

Continued

Actual capital amounts and ratios for the Company, The First National Bank of Wynne (Wynne) and The Bank of Harrisburg (Harrisburg) are as follows (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 28,873	18.2%	$ 12,706	8.0%	N/A	N/A
Wynne	25,215	16.3%	12,381	8.0%	$ 15,477	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	26,932	17.0%	6,353	4.0%	N/A	N/A
Wynne	23,274	15.0%	6,191	4.0%	9,286	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	26,932	11.4%	9,430	4.0%	N/A	N/A
Wynne	23,274	10.0%	9,268	4.0%	11,585	5.0%
As of December 31, 2005						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 26,013	16.1%	$ 12,918	8.0%	N/A	N/A
Wynne	23,281	19.1%	9,756	8.0%	$ 12,195	10.0%
Harrisburg	8,571	18.6%	3,691	8.0%	4,614	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	23,980	14.9%	6,459	4.0%	N/A	N/A
Wynne	21,742	17.8%	4,878	4.0%	7,317	6.0%
Harrisburg	8,071	17.5%	1,846	4.0%	2,768	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	23,980	9.8%	9,797	4.0%	N/A	N/A
Wynne	21,742	12.4%	7,028	4.0%	8,785	5.0%
Harrisburg	8,071	11.7%	2,764	4.0%	3,455	5.0%

Continued

15. ACQUISITIONS

In August 2005, the Company acquired 100% of the outstanding stock of The Bank of Harrisburg. The acquisition allowed the Company to expand its presence in Harrisburg, Arkansas and the surrounding area.

The aggregate cash purchase price was $15,090,899. The assets and liabilities of The Bank of Harrisburg were recorded at their respective fair values as of the closing date. The results of The Bank of Harrisburg's operations are included in the Company's consolidated statement of income from the date of acquisition.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed, based on their fair values:

Cash and cash equivalents	$ 1,856,522
Investment securities	31,889,363
Loans, net of allownace for loan losses	30,498,918
Premises and equipment, net	1,123,672
Accrued interest receivable	820,662
Real estate acquired by foreclosure	363,980
Core deposit intangible	2,518,896
Goodwill	4,798,092
Other assets	3,042,372
Total assets acquired	76,912,477
Deposits	59,075,271
Federal funds purchased	1,600,000
FHLB advances	1,005,195
Accrued interest payable	121,332
Other liabilities	19,780
Total liabilities assumed	61,821,578
Net assets acquired	$ 15,090,899

The transaction resulted in total goodwill and intangible assets of $7,316,988 based upon the purchase price, the fair values of the acquired assets and assumed liabilities and applicable purchase accounting adjustments. Core deposit intangible of $2,518,896 is being amortized over 10 years. The remaining $4,798,092 of intangible assets was recorded as goodwill. Goodwill recognized in The Bank of Harrisburg acquisition is not deductible for tax purposes.

In January 2006, substantially all of the assets and liabilities of The Bank of Harrisburg were merged into The First National Bank of Wynne. The charter of The Bank of Harrisburg was relocated to Flippin, Arkansas and the name changed to Twin Lakes Community Bank (Twin Lakes). Twin Lakes

Continued

was recapitalized with approximately $11.8 million, including the Company's remaining investment in The Bank of Harrisburg of $4,108,950. As a result, the Company owns approximately 35% of Twin Lakes, which began operation as a full-service commercial bank in February 2006.

This investment is accounted for under the equity method of accounting. The results of operations and financial position of Twin Lakes as of and for the period ended December 31, 2006 are summarized as follows:

Condensed results of operations information:	
Total interest income	$ 1,155,000
Net interest income	$ 848,000
Net loss	$ (486,000)
Company's equity in net loss	$ (156,370)
Condensed balance sheet information:	
Loans	$ 21,265,000
Total assets	$ 26,335,000
Deposits	$ 14,925,000
Stockholders' equity	$ 11,293,000

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATING INFORMATION

The Board of Directors
First National Corporation of Wynne
Wynne, Arkansas

Our report on our audit of the consolidated financial statements of First National Corporation of Wynne and Subsidiaries for 2006 appears on page 1. The audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information on pages 30 and 31 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

May 7, 2007

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

CONSOLIDATING BALANCE SHEET

First National Corporation of Wynne and Subsidiary
December 31, 2006

	First National Corporation of Wynne	The First National Bank of Wynne	Eliminations	Consolidated
ASSETS				
Cash and due from banks	$ 334,670	$ 7,398,493	$ (334,670)	$ 7,398,493
Interest-bearing deposits with banks	-	7,298,267	-	7,298,267
Federal funds sold	-	12,675,000	-	12,675,000
Securities available for sale	-	68,171,989	-	68,171,989
Investment in subsidiaries	30,070,021	-	(30,070,021)	-
Loans, net of allowance for loan losses	-	133,628,766	-	133,628,766
Premises and equipment, net	-	2,936,170	-	2,936,170
Accrued interest receivable	-	3,119,776	-	3,119,776
Real estate acquired by foreclosure	-	296,127	-	296,127
Equity in net assets of affiliate	3,952,580	-	-	3,952,580
Goodwill	-	4,798,092	-	4,798,092
Core deposit intangible	-	2,162,052	-	2,162,052
Other assets	101,765	4,911,743	-	5,013,508
Total assets	$ 34,459,036	$ 247,396,475	$ (30,404,691)	$ 251,450,820
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits	$ -	$ 213,200,005	$ (334,670)	$ 212,865,335
Securities sold under agreements to repurchase	-	261,544	-	261,544
Other borrowed funds	-	2,233,952	-	2,233,952
Accrued interest payable	-	692,756	-	692,756
Other liabilities	470,022	938,197	-	1,408,219
Total liabilities	470,022	217,326,454	(334,670)	217,461,806
Stockholders' equity				
Common stock	2,765	700	(700)	2,765
Surplus	5,467,421	20,182,187	(20,182,187)	5,467,421
Retained earnings	28,422,254	9,790,560	(9,790,560)	28,422,254
Accumulated other comprehensive income (loss)	96,574	96,574	(96,574)	96,574
Total stockholders' equity	33,989,014	30,070,021	(30,070,021)	33,989,014
Total liabilities and stockholders' equity	$ 34,459,036	$ 247,396,475	$ (30,404,691)	$ 251,450,820

CONSOLIDATING STATEMENT OF INCOME

First National Corporation of Wynne and Subsidiary
Year Ended December 31, 2006

	First National Corporation of Wynne	The First National Bank of Wynne	Eliminations	Consolidated
Interest and dividend income				
Loans, including fees	$ -	$ 12,419,405	$ -	$ 12,419,405
Debt securities	-	2,650,911	-	2,650,911
Interest-bearing deposits with banks	-	232,028	-	232,028
Federal funds sold	-	227,948	-	227,948
Dividends	-	63,750	-	63,750
Total interest and dividend income	-	15,594,042	-	15,594,042
Interest expense	184,748	5,249,462	-	5,434,210
Net interest income (expense)	(184,748)	10,344,580	-	10,159,832
Provision for loan losses	-	160,000	-	160,000
Net interest income (expense) after provision for loan losses	(184,748)	10,184,580	-	9,999,832
Noninterest income				
Service charges on deposit accounts	-	1,209,209	-	1,209,209
Trust income	-	54,528	-	54,528
Other charges and fees	-	263,620	-	263,620
Investment securities losses	-	(14,559)	-	(14,559)
Loss on sale of other real estate owned	-	(31,418)	-	(31,418)
Other	-	103,923	-	103,923
Equity in earnings of subsidiary	3,533,636	-	(3,533,636)	-
	3,533,636	1,585,303	(3,533,636)	1,585,303
Noninterest expense				
Salaries	-	2,999,917	-	2,999,917
Employee benefits	-	654,209	-	654,209
Occupancy and equipment, net	-	818,625	-	818,625
Amortization of intangibles	-	251,890	-	251,890
Other	47,996	1,817,601	-	1,865,597
	47,996	6,542,242	-	6,590,238
Income before income taxes (credit)	3,300,892	5,227,641	(3,533,636)	4,994,897
Income taxes (credit)	(89,117)	1,694,005	-	1,604,888
Income before equity in net loss of affiliate	3,390,009	3,533,636	(3,533,636)	3,390,009
Equity in net loss of affiliate	(156,370)	-	-	(156,370)
Net income	$ 3,233,639	$ 3,533,636	$ (3,533,636)	$ 3,233,639

PART III - EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
(2)	*Charter and Bylaws of First National Corporation of Wynne
(4)	*Authorization Form for Dividend Reinvestment Plan (included as Appendix II to Offering Circular)
(10)(a)(i)	Consent of Reynolds, Bone & Griesbeck, P.L.C.
(ii)	*Consent of Gerrish McCreary Smith, PC, Attorneys, included in Exhibit (11)
(iii)	*Consent of Southard Financial
(11)	*Opinion regarding legality

* Previously filed.

EXHIBIT (10)(a)(i)

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion in the Offering Circular constituting part of this Regulation A Offering Statement on Form 1-A of our report dated May 7, 2007 relating to the consolidated financial statements of First National Corporation of Wynne and Subsidiaries, which appears in such Offering Circular. We also consent to the reference to our firm under the heading "Experts" in such Offering Circular.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee
May 9, 2007

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wynne, State of Arkansas, on May 8, 2007, 2007.

FIRST NATIONAL CORPORATION OF WYNNE

By: ______________________
Harold W. Hardwick,
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Harold W. Hardwick, President and Director	Date May 8, 2007
Bobby Caldwell, Director	Date May 8, 2007
Danny Clements, Director	Date May 8, 2007
John Ed Gregson, Director	Date May 8, 2007
Stephen B. Meyer, Director	Date May 8, 2007
C.B. Moery, Jr., Director	Date May 8, 2007
W.D. Stewart, Jr., Director	Date May 8, 2007

END